 Filed pursuant to Rule 253(g)(2)

File No. 024-12763

OFFERING CIRCULAR DATED JULY 6, 2026

Green Coffee Company Holdings, LLC

1301 West 22nd St. Suite 310

Oak Brook, Illinois, 60523
(716) 997-9074
www.greencoffeecompany.com

UP TO 55,207,949 CLASS B COMMON INTERESTS PLUS UP TO 11,041,589 BONUS INTERESTS, FOR AN AGGREGATE OF 66,249,538 CLASS B COMMON INTERESTS

The minimum investment in this offering is 910 Class B Common Interests, or $1,001, plus the 3.5% transaction fee discussed below.

	Price to Public		Underwriting Discounts and Commissions(2)	Proceeds to Company Before Expenses
Price Per Class B Common Interest	$1.1000	(1)	$0.04675	$1.05325
Price Per Class B Common Interest Plus the Transaction Fee (3)	$1.1385		$0.04839	$1.09011
Total Maximum with the Transaction Fee	$62,854,249.94		$2,671,305.62	$60,182,944.31
Total Maximum Including Value of Bonus Interests and the Transaction Fee (4)	$74,999,997.84		$2,671,305.62	$60,182,944.31

(1)	The Company is offering up to 55,207,949 Class B Common Interests to investors, plus up to 11,041,589 Class B Common Interests eligible to be issued as Bonus Interests (as defined in this Offering Circular), for an aggregate of 66,249,538 Class B Common Interests, see “Plan of Distribution”.

(2)	The Company has engaged DealMaker Securities LLC, a FINRA/SIPC registered broker-dealer (“Broker”) as broker-dealer of record, to perform broker-dealer administrative and compliance related functions in connection with this Offering. The Broker does not purchase any securities from the issuer with a view to sell those for the issuer as part of the distribution of the security. The Company has also engaged affiliates of Broker for associated services for this Offering. The Company has agreed to compensate Broker and its affiliates with one-time payments totaling $37,500, plus monthly payments of $13,000 for three months (not to exceed $39,000), for accountable expenses before the Offering commences. After the Offering commences, payments of $13,000 per month for account management not to exceed $117,000, a commission of 4.25% on the aggregate cash collected by the Company from investors in the Offering, and up to $1,125,000 in fees for supplementary marketing services are expected to be charged, if the Offering is fully subscribed and all services are utilized by the Company. The cash commissions and other fees in aggregate shall not exceed a maximum compensation limit for this Offering of $3,989,805.59. See “Plan of Distribution” for more details.

(3)	Investors will be required to pay a Transaction Fee to the Company at the time of the subscription to help offset transaction costs equal to 3.5% of the subscription price per Class B Common Interest (the “Transaction Fee”). The Broker and its affiliates will receive compensation on this fee. See “Plan of Distribution” for more details.

(4)	While the Company will not receive any additional consideration for the Bonus Interests issued as part of this Offering, pursuant to Rule 251(a) the total value of the Offering, as reflected here and in Part I of the Offering Statement of which this Offering Circular is part, is $74,999,997.84 composed of $62,854,249.94 of actual gross proceeds to the Company from investors (including the Transaction Fee) and the value of the Bonus Interests of $12,145,747.90. This full amount of $74,999,997.84 is the total amount the Company is offering towards its annual $75 million offering cap under Rule 251(a)(2). In the event that the Company adjusts pricing or number of Class B Common Interests being offered pursuant to Rule 253(g), the Company will ensure that the maximum amount being offered remains within the $75 million offering cap.

Bonus Interests are available to certain investors based on the criteria discussed below under “Plan of Distribution”. Investors will pay full price for their securities, and if eligible, may receive Bonus Interests equal to an amount that is up to 20% of the number of Class B Common Interests purchased. Those investors not eligible for the maximum value of Bonus Interests will experience additional dilution compared to investors receiving 20% Bonus Interests.

Investors will be required to subscribe to the Offering via the platform managed by DealMaker Securities, and agree to the terms of the Offering, the subscription agreement, and any other relevant exhibit attached thereto.

This Offering does not have a minimum offering amount. The Company will not utilize a third-party escrow account for this Offering. All funds tendered by investors will be held in a segregated account until investor subscriptions are accepted by the Company and DealMaker Securities, LLC. Once investor subscriptions are accepted by the Company and by DealMaker Securities, LLC funds will be deposited into the Company’s operating account.

This offering (the “Offering”) will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the Company at its sole discretion. At least every 12 months after this Offering Statement has been qualified by the United States Securities and Exchange Commission (the “Commission”), the Company will file a post-qualification amendment to include the Company’s recent financial statements. The Offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the Offering Statement of which this Offering Circular forms a part may be used for up to three years and 180 days under certain conditions. There is no minimum target for this Offering and the Company may accept investor subscriptions on a rolling basis. After each acceptance of subscriptions, funds tendered by investors will be available to the Company for its use. The Offering is being conducted on a best-efforts basis.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 7.

Sales of these securities will commence on approximately July 6, 2026.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary – Implications of Being an Emerging Growth Company.”

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In this Offering Circular, the terms “Green Coffee,” “GCC,” “we”, or “the Company” refer to Green Coffee Company Holdings, LLC and its consolidated subsidiaries. The terms “GCC Coffee,” “GCC Trading,” GCCSAS,” “Agrosura,” and “GCC FTZ” refer to the Company’s wholly-owned subsidiaries, GCC Coffee LLC, GCC Trading LLC, Green Coffee Company S.A.S., Agrosura S.A.S. Zomac and Green Coffee Company Zona Franca S.A.S., respectively. The term “Offering” refers to the offer of Class B Common Interests offered pursuant to this Offering Circular. The Company’s website is not incorporated into this Offering Circular.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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SUMMARY

The following summary of certain information contained in this Offering Circular is not intended to be complete in itself. The summary does not provide all the information necessary for you to make an investment decision. You are encouraged to review the more detailed information in the remainder of the Offering Circular.

The Company

The Green Coffee Company, headquartered in the U.S., is the largest coffee producer in Colombia and, we believe, the first at its scale to combine large-scale farming operations with downstream roasted coffee sales into developed markets. Founded in 2017, we have invested heavily in bringing the best talent and most innovative technologies to the coffee sector to grow, process, ship and sell high-quality coffees from Colombia into developed markets. We sell roasted coffee in a variety of formats including non-branded bulk product and private label coffees to wholesale buyers and foodservice customers and branded products through the Juan Valdez® coffee brand. We are the exclusive third-party providers of roasted coffee under the iconic Juan Valdez brand in the U.S. and Canada for institutional, grocery and retail customers. We have designed our operations to produce what we believe to be the perfect coffee for end buyers, fully traceable from farm to cup with an unmatched sustainability story at a competitive price.

Offering Terms

Securities Offered	Up to 55,207,949 Class B Common Interests, plus up to 11,041,589 Bonus Interests, for an aggregate of 66,249,538 Class B Common Interests.
Minimum Investment	$1,001, or 910 Class B Common Interests.
Class A Common Interests outstanding before the Offering	133,077.86
Class B Common Interests outstanding before the Offering	5,364,116
Class B outstanding after the Offering (assuming a fully subscribed Offering and issuance of all Bonus Interests) (1)	80,222,351
Use of Proceeds	We intend to use the proceeds of this Offering to repay indebtedness, pay certain marketing expenses of this Offering, for working capital and to finance Phase 1 of the Botón facility. See “Use of Proceeds.”
Risk Factors	Investing in our securities involves risks. See “Risk Factors” and other information included in this Offering Circular for a discussion of factors you should carefully consider before deciding to invest.

(1)	Includes issuance of 8,608,697 Class B Interests to Legacy Management Americas Corp. (“LMAC”) to maintain a non-dilutable, permanent equity position in the Company equal to 11.5%. See “Interest of Management and Others in Certain Transactions.”

Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

•	The Company’s business of coffee necessitates a complex organizational structure, including non-U.S. subsidiaries, which creates operational, regulatory, and financial risks that may adversely affect our business.
•	If the Company cannot raise sufficient funds, it is unlikely to be able to meet its financial projections or could fail to continue as a going concern.
•	We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and growth, which could result in dilution to investors participating in this Offering.
•	Rapid growth may place significant demands on the Company’s management and operational resources, and failure by the Company to effectively manage its growth could adversely affect its business.
•	Weather and other risks related to farming, if not appropriately managed or uncontrollable, could have a material adverse effect on our financial condition and results of operations.
•	Harvesting coffee is a labor-intensive activity, which challenges our ability to scale and exposes the Company to risks associated with obtaining workers to conduct the harvest.
•	We are subject to Colombia-related risks such as historical macroeconomic and political uncertainty and changing laws and regulations.

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•	Our business is subject to macroeconomic risks that can impact pricing and demand.
•	We are subject to volatility in global coffee markets.
•	Because our business is highly dependent upon a single commodity, coffee, any decrease in demand for coffee could materially adversely affect our revenues and profitability.
•	Failure to meet the commercial milestones or quality requirements of our joint development agreement related to the Juan Valdez brand may adversely affect our financial results.
•	We are not in compliance with certain financial covenants related to certain of our outstanding indebtedness, and our failure to meet these requirements could adversely affect our financial condition, increase our costs, and limit our operational flexibility.
•	A reduction in our access to or an increase in the cost of the third-party facilities we use to process coffee beans and to roast and package coffee could harm our business.
•	Seasonality of coffee harvesting may cause significant fluctuations in our cash flows and results of operations.
•	The coffee industry is highly competitive and if we cannot compete successfully, we may lose our customers or experience reduced sales and profitability.
•	We rely on rights to the Juan Valdez brand in the United States and Canada, but we do not control the Juan Valdez brand globally or the actions of other parties operating under the brand, and harm to the brand could adversely affect our business.
•	We are subject to risks related to foreign currency exchange rates.
•	We are subject to U.S. and international laws and regulations that could adversely affect our business, including anti-corruption laws and trade controls laws, and noncompliance with such laws could subject us to criminal or civil liability. Any failure to comply with these laws or regulations correctly could result in a halt in distribution of our products and other costs, affecting our business and profitability.
•	Investors will have no ability to impact or otherwise influence corporate decisions of the Company.
•	We are controlled by our founders.
•	Your ability to transfer your securities may be limited.
•	There currently is no active public market for our securities and an active trading market may not be developed or sustained following this Offering, which may adversely impact the market for our securities and make it difficult to sell your Common Interests.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act.  Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file (on SEC.GOV):

•	annual reports (including disclosure relating to our business operations for the preceding two fiscal years, or, if in existence for less than two years, since inception), related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements);
•	semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A); and
•	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our Offering Statement was qualified, if the securities of each class to which this Offering Statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.235 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
•	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

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•	will not be required to obtain a non-binding advisory vote from our interestholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);
•	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;
•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and
•	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), or such earlier time that we no longer meet the definition of an emerging growth company. Note that this Offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.235 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are generally not required to obtain an auditor attestation on their assessment of internal control   over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

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RISK FACTORS

The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.

Risks related to our Business and our Industry

The Company’s business of coffee necessitates a complex organizational structure, including non-U.S. subsidiaries, which creates operational, regulatory, and financial risks that may adversely affect our business. Coffee only grows in certain climate zones and environmental conditions. As such, in order to manage our coffee from farm to distribution, we are required to operate subsidiary entities organized in Colombia, which receive direction from our U.S. entities. This organizational complexity has the potential to create operational risks, such as:

•	Difficulty in efficiently moving cash and other assets among entities without our organizational structure due to differing tax regimes, currencies, and applicable corporate formalities;
•	Increased administrative burden and cost associated with maintaining corporate good standing, preparing and filing required governmental reports and tax returns, and ensuring ongoing compliance across multiple jurisdictions;
•	Potential difficulties in enforcing rights and obligations across different legal systems.

Any of these factors could increase our operating costs, expose us to unanticipated liabilities, or impair our ability to operate our business efficiently.

If the Company cannot raise sufficient funds, it is unlikely to be able to meet its financial projections or could fail to continue as a going concern. The Company has experienced recurring losses from operations and, with net losses of $8,995,692 and $5,800,219 for the years ended December 31, 2025 and 2024, respectively. While the Company believes it will be able to grow revenues in future periods, even if the maximum amount is raised in the Offering, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not meet its financial projections and could suffer from illiquidity that could result in a loss of your investment.

We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and growth, which could result in dilution to investors participating in this Offering. In order to fund working capital and future growth and development, including for Phases 2 and 3 of the Botón facility (See “The Company’s Business – Botón Project”), the Company will likely need to raise additional funds in the future by offering common or preferred equity interests and/or other classes of equity or debt that convert into common or preferred interests, any of which offerings could dilute the ownership percentage of investors in this Offering. See “Dilution.” Furthermore, if the Company raises debt, the holders of the debt would have priority over holders of common and preferred equity interests. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient or not senior to your interests in the Company. The level and timing of future expenditures will depend on a number of factors, many of which are outside our control. If we cannot obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, our business, development, financial condition, operating results or prospects.

Rapid growth may place significant demands on the Company’s management and operational resources, and failure by the Company to effectively manage its growth could adversely affect its business. We have experienced, and may continue to experience, periods of rapid growth and expansion in our operations, which have placed, and may continue to place, significant demands on the Company’s management, operational, financial, and administrative resources. Our ability to successfully manage our growth will depend on a number of factors, including our ability to expand our operational, financial, and management systems and controls, recruit and retain qualified personnel, and effectively manage our evolving business operations.

As our business grows, we may encounter difficulties in maintaining quality and efficiency of our operations. Rapid growth could strain our infrastructure, including our information technology systems, internal controls, and reporting systems, and may increase the complexity of our business. In addition, as we expand our operations, we may need to hire, train, and manage a larger workforce, which could place additional pressure on our management team and may divert management’s attention from other strategic priorities.

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Our continued growth may also require significant expenditures and the allocation of additional financial and operational resources. We may not be able to scale our systems, processes, and infrastructure at a pace sufficient to support our growth, and our attempts to do so may not be successful. If our management team is unable to effectively manage our growth and expansion, our business operations could become inefficient, and our service quality and customer satisfaction could suffer. Furthermore, rapid growth may make it more difficult to maintain effective internal controls and compliance procedures, particularly as we expand our operations and workforce.

If we are unable to effectively manage our growth, expand our operational capabilities, and maintain adequate internal controls and operational efficiency, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

A global economic recession, government closures of banks and liquidity concerns at other financial institutions, or other downturn may have a material adverse impact on our business, prospects, results of operations and financial condition. A global economic recession or other downturn, whether due to inflation, global conflicts or other geopolitical events, public health crises, interest rate increases or other policy actions by major central banks, government closures of banks and liquidity concerns at other financial institutions, or other factors, may have an adverse impact on our business, prospects, financial condition and results of operations. Adverse economic conditions as well as uncertainty about the current and future global economic conditions can negatively impact demand and pricing for the Company’s products and can increase the price of its raw materials and other operational requirements. As a result, our revenue could be adversely affected. In addition, any economic recession or other downturn could also cause logistical challenges and other operational risks if any of our customers, suppliers, sub-suppliers or partners become insolvent or are otherwise unable to continue their operations, fulfill their obligations to us, or meet our future demand. In addition, the deterioration of conditions in global credit markets may limit our ability to obtain external financing to continue with our plans to grow.

Weather and other risks related to farming, if not appropriately managed or uncontrollable, could have a material adverse effect on our financial condition and results of operations. There are numerous industry specific risks that occur principally at the farm level when undergoing coffee production businesses in Colombia such as, but not limited to: (a) underperforming farm assets, (b) weather changes or anomalies, risks related to climate change, including, but not limited to, ill-timed or catastrophic single weather events or series of events, droughts, heavy rains, landslides, plagues or infestations and (c) personnel issues. Production levels are subject to variations, the causes of which are in many cases outside of our reasonable control or are not readily foreseeable. Further, we may not be able to effectively respond to conditions identified here due to the geographic dispersion of our farms across Colombia. In the case where harvests and productions vary and particularly decrease, such instances could have an adverse effect on our financial condition and results of operations.

Harvesting coffee is a labor-intensive activity, which challenges our ability to scale and exposes the Company to risks associated with obtaining workers to conduct the harvest. We are dependent on the availability of a large, seasonal agricultural workforce during critical harvest windows across our farms. To obtain the labor we require, we compete with other agricultural producers and industries, and labor availability may be constrained by factors outside our control, including regional employment conditions, demographic shifts, adverse weather that compresses harvest timelines, and competition from other crops or industries offering higher wages or more stable employment. If we are not able to effectively manage our workforce requirements, we may not have a sufficient number of workers to efficiently complete a harvest, or may be required to pay higher wages to compete for labor. Any of the foregoing factors could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to Colombia-related risks such as historical macroeconomic and political uncertainty and changing laws and regulations. A large portion of our assets and operations are located in Colombia. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Colombia. If the perception of improved overall security in Colombia deteriorates or actually deteriorates or if the investment climate worsens, the Colombian economy may face lower growth rates than expected, which could negatively affect our financial condition and results of operations. Furthermore, the market price of our securities and our ability to operate may be adversely affected by changes in governmental policies, particularly those affecting economic growth, relations with other countries and those with which we do business, labor, exchange rates, interest rates, tariffs, inflation and taxes. Colombia has historically experienced periods of civil unrest, violence, and security-related challenges. Although conditions have improved in many regions over time, political, social, or security developments could adversely affect economic conditions, transportation, supply chains, agricultural operations, or our general business activity in the country, which could negatively impact our operations and financial results.

Your investment is subject to concentration risk given our focus in the Colombian coffee sector. Our current strategic intent is to limit our farming investments to the coffee industry and its byproducts in Colombia. The Company may invest a significant amount of its total assets in this sector of the economy, which may be subject to specific risks, like changes in governmental regulation and policy and changes in market sentiment and export controls. This lack of diversification could increase the risk of your investment.

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Our business is subject to macroeconomic risks that can impact pricing and demand. The current global economic and political climate is one of uncertainty, particularly in light of global conflicts and tariff wars. Such factors have exacerbated volatility in the financial and commodity markets and can cause consumer, corporate, and financial confidence to weaken, increasing the risk of a “self-reinforcing” economic downturn and causing increases in product costs and pricing without matching or decreasing demand for goods. The availability of credit for businesses, including credit used to acquire businesses, continues to be restricted and faces rising costs because of responses to these crises and other factors undertaken by global central banks. This may have an adverse effect on the economy generally and on the ability of the Company and its underlying investments to execute their respective strategies and to receive an attractive multiple of earnings on any disposition of their businesses in the future. A climate of uncertainty may reduce the availability of potential investment opportunities and increase the difficulty of modeling market conditions, including global commodity markets, potentially reducing the accuracy of financial projections.

We are subject to volatility in global coffee markets. Over recent years, coffee prices have experienced extreme periods of volatility that are challenging to control or entirely protect against. Such volatility creates uncertain market conditions for coffee buyers and producers. Additionally, record high coffee prices can impact consumer demand or cause them to seek alternative, lower-priced options. We are unable to control these market swings despite our farming model since labor costs often fluctuate with market changes, impacting our overall cost of goods, and, in some cases, we also have to purchase coffee on the open market to meet demand or fulfill obligations and such coffee is subject to then-existing market conditions. If we are unable to manage such activities effectively or if we are required to purchase a substantial amount of coffee on the open market, we could see a negative impact on our financial condition and results of operations.

Because our business is highly dependent upon a single commodity, coffee, any decrease in demand for coffee could materially adversely affect our revenues and profitability. Our business is centered on essentially one commodity: coffee. Our revenues have primarily focused on the following areas of the coffee industry:

•	the roasting, packaging and distribution of bulk, private label, wholesale and foodservice coffee;
•	the roasting, packaging and distribution of branded coffee; and
•	the sale of wholesale green coffee.

Demand for our products is affected by:

•	consumer tastes and preferences;
•	global economic conditions;
•	demographic trends; and
•	the type, number and location of competing products.

Because we rely on a single commodity, any decrease in demand for coffee would harm our business more than if we had more diversified product offerings and could materially adversely affect our revenues and operating results.

Failure to meet the commercial milestones or quality requirements of our joint development agreement related to the Juan Valdez brand may adversely affect our financial results. In May 2024, the Company entered into a Joint Development Agreement with Promotora de Café Colombia S.A. (“Procafecol”) under which Procafecol has granted the Company the exclusive rights to use and develop the Juan Valdez brand in the United States and Canada for retail and institutional sales channels for roasted coffee products (the “Juan Valdez Agreement”). Our growth strategy in the United States and Canada relies on the Juan Valdez Agreement and involves a number of conditions, including with respect to product quality standards and commercialization. The agreement also requires us to achieve sales volumes. If we fail to meet the quality benchmarks or sales targets or otherwise comply with the terms of the agreement, we may face loss of exclusivity, or termination of the agreement. Such events could hinder our ability to grow our roasted coffee business, and lead to a material adverse effect on our business, cash flow, and financial condition.

We are not in compliance with certain financial covenants related to certain of our outstanding indebtedness, and our failure to meet these requirements could adversely affect our financial condition, increase our costs, and limit our operational flexibility. Our credit facility with BBVA Colombia contains, and our future indebtedness may contain, restrictive covenants that require us to maintain specified financial ratios and tests, including a covenant that we maintain a certain ratio of debt to EBITDA and debt service coverage ratio. We are currently out of compliance with these covenants, resulting in a technical default under our loan agreement. As a result of this covenant failure, our interest rate on the loan has increased by 25 basis points to IBR + 3.892% effective in 2025, increasing our interest expense and decreasing our net income and we could be subject to further 25 basis point increases until we regain compliance with such covenants. We are in discussions with our lenders regarding a waiver or amendment. There can be no assurance that our lenders will grant a waiver or that we will be able to renegotiate these terms on favorable terms. The existence of a covenant violation restricts our ability to borrow additional funds, or pay dividends, which could hinder our growth strategy and reduce our financial flexibility. If our operating performance does not improve to meet the required covenant compliance, we may be forced to seek alternative financing, sell assets, or restructure our debt, any of which could have a material adverse effect on our business, financial condition, and results of operations.

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Equipment upgrades, equipment failures, and facility damage may lead to production curtailments or shutdowns. Coffee processing requires specialized equipment to convert harvested cherries into green coffee beans, including pulpers, fermentation tanks, washing channels, and drying beds. Our facilities are subject to equipment failures and the risk of catastrophic loss due to unanticipated events such as mechanical failures, fires, earthquakes, accidents, or violent weather conditions. While we carry insurance, our insurance coverage may be unavailable or insufficient to protect us against losses in the case of future events. In addition, insurance may not continue to be available in the future on acceptable terms or at acceptable costs. Interruptions in our processing and production capabilities and shutdowns resulting from unanticipated events also could disrupt customer and supplier relationships and could have a material adverse effect on our financial condition, results of operations, and cash flows.

A reduction in our access to or an increase in the cost of the third-party facilities we use to process coffee beans and to roast and package coffee could harm our business. We depend on third-party arrangements with dry mills in Colombia to process green coffee and with toll roasting and packaging partners in the United States to finalize the product creation for all roasted coffee products, which means we rely on production capacity at several third-party facilities to bring our products to market. These processing steps are essential to transforming coffee into sale-ready product that meets the quality specifications required by our customers. Our ability to utilize these facilities may be limited by several factors outside our control, including, among others, increased processing costs, restricted access or elevated rental costs, damage to the facilities or temporary or permanent shutdown for hygienic, mechanical, regulatory or other reasons. The inability to use these or alternative facilities, or to quickly find alternative facilities, at reasonable prices or at all, could increase our costs or reduce the amounts we produce, which could reduce our sales and earnings. Moreover, these partners, primarily in the U.S., serve as fulfillment partners for orders from our clients and their failure to execute on orders in a timely manner and at the quality required by our customers could have a material adverse effect on our reputation and results of operations.

We may also have limited visibility into the quality control practices, environmental compliance, and labor standards of our third-party processors. Failure by a processor to maintain adequate quality controls could result in contamination, adulteration, or misgrading of our coffee, leading to customer claims, reputational harm, or rejection of shipments. If a processor is found to be engaged in practices that violate applicable environmental, labor, or export regulations, we could face regulatory scrutiny, loss of certifications, or reputational damage by association, even if we were not directly involved in or aware of the noncompliant conduct.

Moreover, without full control over these facilities and providers, they may prioritize their own processing needs or provide facility space and services to competitors at a price above what we are willing to pay, which could force us to locate new facilities. Our agreements with third-party processors, where formal agreements exist, may be short-term, terminable on limited notice, or subject to renewal at pricing or on terms that are less favorable to us than our current arrangements. The reliance on these third parties varies according to the type of production activity. As production increases, we must increasingly rely upon these third-party production facilities. Reliance on third parties will also vary with annual harvest volumes.

We may not be able to identify suitable alternative dry mills or roasters/packagers in a timely manner if an existing relationship is terminated or becomes unavailable, particularly in remote growing regions where processing infrastructure is limited. Any failure to secure adequate processing capacity, or any material deterioration in the quality, timeliness, or reliability of third-party processing services, could have a material adverse effect on our inventory, customer relationships, revenues, and results of operations.

Seasonality of coffee harvesting may cause significant fluctuations in our cash flows and results of operations. Our business is subject to significant seasonal fluctuations tied to the annual coffee harvest cycle (typically between September and January), which may result in material variability in our cash flows, revenues, and liquidity from quarter to quarter. Coffee cherries ripen and are harvested during concentrated windows and must be processed in a wet mill within 48 hours to avoid spoilage. As a result, the timing of our procurement costs, processing expenditures, inventory build, and corresponding revenues may not align uniformly across fiscal periods.

During pre-harvest and active harvest periods, we are required to commit substantial working capital to tend to our farms, hire pickers, purchase green coffee, fund wet and dry milling operations, finance logistics and warehousing, and in some cases advance payments to local farmers or cooperative partners. These expenditures are concentrated in nature and must often be funded before meaningful product sales or collections occur (typically during the late fourth quarter into the first quarter of the next fiscal year), creating periods of elevated cash outflow that may strain our liquidity. We may be required to draw on credit facilities, seek additional financing, or curtail operations if adequate working capital is unavailable at the time it is needed.

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Conversely, following harvest and processing, we may experience periods of elevated inventory that expose us to price risk, spoilage, storage costs, and currency fluctuation before inventory is converted to receivables and ultimately collected. Our revenues in any given quarter may not be indicative of our annual performance, and investors should not rely on the results of any single fiscal period as a predictor of our full-year financial results.

We cannot guarantee that we will have sufficient liquidity to meet our obligations during peak procurement periods, particularly if harvests are delayed, if commodity prices increase unexpectedly, or if our access to credit is limited or unavailable on acceptable terms. Adverse weather events, crop disease such as coffee leaf rust, or other supply disruptions could compress or shift harvest windows, exacerbate cash flow mismatches, or reduce the volume of available supply relative to our advance commitments, any of which could have a material adverse effect on our business, financial condition, and results of operations.

The Company’s insurance may not be sufficient. We cannot assure you that the Company’s insurance is sufficient to cover the full extent of all of its losses or liabilities for which it is insured. Further, insurance policies expire, in some cases, annually, and the Company cannot guarantee that it will be able to renew insurance policies on favorable terms, or at all. If the Company’s insurance coverage is not adequate, or it becomes subject to damages that cannot by law be insured against, such as punitive damages or certain intentional misconduct by their employees, this could adversely affect the Company’s financial condition or results of operations.

The coffee industry is highly competitive and if we cannot compete successfully, we may lose our customers or experience reduced sales and profitability. The U.S. and Canadian coffee markets in which we do business are highly competitive and have low barriers to entry. Competition in these markets could become increasingly more intense due to the increasing popularity and growth of the coffee industry. The industry in which we compete is particularly sensitive to price pressure, as well as quality, reputation and viability for wholesale clients and brand loyalty for retail customers. To the extent that one or more of our competitors becomes more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially adversely affected. Our private label and branded coffee products compete with other manufacturers of private label coffee and branded coffees. These competitors, such as Kraft Foods, Inc. (owner of the Maxwell House brand), and J.M. Smucker Co. (owner of the Folgers and Café Bustelo brands), have much greater financial, marketing, distribution, management and other resources than we do for marketing, promotions and geographic and market expansion. In addition, there are a growing number of other specialty coffee companies who provide specialty green coffee and roasted coffee for retail sale. If we are unable to compete successfully against existing and new competitors, we may lose our customers or experience reduced sales and profitability.

We rely on rights to the Juan Valdez brand in the United States and Canada, but we do not control the Juan Valdez brand globally or the actions of other parties operating under the brand, and harm to the brand could adversely affect our business.

We rely on rights to the Juan Valdez brand in the United States and Canada pursuant to the Juan Valdez Agreement with Procafecol, the owner and manager of the Juan Valdez brand. Although we hold certain rights relating to the commercialization of Juan Valdez products in the United States and Canada, we do not own or control the Juan Valdez brand generally, nor do we control all activities conducted under the brand by Procafecol, its affiliates, franchisees, licensees, distributors, coffee shop operators, or other third parties.

Procafecol manages the broader Juan Valdez brand strategy, including coffee shop operations, global branding initiatives, marketing activities, and relationships with other operators and franchisees. Actions taken by Procafecol or other third parties using the Juan Valdez brand, including operational issues, reputational events, product quality concerns, customer service failures, regulatory issues, litigation, public controversies, or inconsistent brand positioning, could negatively affect consumer perception of the Juan Valdez brand.

Any damage to the reputation, value, or consumer recognition of the Juan Valdez brand, regardless of whether caused by us or by third parties outside of our control, could adversely affect demand for our products, our relationships with customers and distributors, and our business, financial condition, and results of operations.

Adverse public or medical opinions about caffeine may harm our business. Coffee contains caffeine and other active compounds, the health effects of some of which are not fully understood. A number of research studies conclude or suggest that excessive consumption of caffeine may lead to increased heart rate, nausea and vomiting, restlessness and anxiety, depression, headaches, tremors, sleeplessness and other adverse health effects. An unfavorable report on the health effects of caffeine or other compounds present in coffee could significantly reduce the demand for coffee, which could harm our business and reduce our sales and profits. In addition, we could become subject to litigation relating to the existence of such compounds in our coffee; litigation that could be costly and could divert management attention.

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We are subject to risks related to foreign currency exchange rates. Fluctuations in the exchange rate between the Colombian Peso (COP) and the U.S. Dollar can significantly impact our reported financial results. Because we hold substantial assets and generate a portion of our revenues in COP but state our consolidated financial statements in U.S. Dollars, any depreciation of the COP against the U.S. Dollar directly reduces our reported revenue and asset values. While exchange rate movements do not necessarily alter our local-currency cash flows or operational health, they can create substantial volatility in our overall profitability, earnings per share, and the perceived value of our assets when translated into U.S. Dollars. We do not use derivative instruments to reduce our exposure to foreign currency risk.

We are subject to U.S. and international laws and regulations that could adversely affect our business, including anti-corruption laws and trade controls laws, and noncompliance with such laws could subject us to criminal or civil liability. Any failure to comply with these laws or regulations correctly could result in a temporary halt in distribution of our products and other costs, affecting our business and profitability. We are subject to various federal, state, local and foreign laws that affect how we conduct our business, including the manufacturing, safety, sourcing, labeling, storing, transportation, marketing, advertising, distribution and sale of our products, our relations with distributors and retailers, and our employment, environmental, privacy, health and trade practices. These laws and regulations and interpretations thereof are subject to change as a result of political, economic or social events. Any new laws and regulations or changes in existing laws or their interpretations, changes in international tax treaties or international trade policy, or the imposition of increased or new tariffs, quotas or trade barriers on key commodities, could result in increased compliance costs, capital expenditures, incremental investments and other financial obligations for us and our business partners, which could affect our profitability.

Our international business exposes us to additional regulatory regimes, such as the U.S. Foreign Corrupt Practices Act (FCPA), and other anti-corruption laws as well as trade control laws such as economic sanctions, customs and import laws, and export control laws and regulations. We have activities in jurisdictions that are perceived to present heightened risks of public corruption, and our operations in foreign countries may place us in contact with persons who may be considered “foreign officials” under the FCPA, resulting in greater risk of potential violations of the FCPA (or other applicable public corruption regimes). As we increase our international sales and business, our risks of non-compliance with the FCPA, other applicable anti-corruption or anti-bribery laws, and applicable trade control laws may increase. Although we have implemented policies and procedures designed to ensure that we, our employees and our intermediaries comply with these laws, there is no assurance that such policies or procedures will prevent illegal acts by our employees or intermediaries, or protect us against liability under the FCPA, other anti-corruption regimes, or trade sanctions laws.

Furthermore, there are an increasing number of state and local regulations in the United States related to, among other things, beverage packaging, labeling requirements, container deposits, recycling or beverage taxes. We anticipate more states to adopt similar legislation or regulations, requiring us to continuously monitor various state laws to ensure compliance.

Violations of these laws or regulations could have a material adverse effect on us, by imposing substantial financial penalties, significant operational limitations and reputational harm, diverting management’s attention and resources and incurring significant defense costs and other professional fees. Investigations of potential violations of these laws by local, state, federal or foreign authorities could also harm our reputation and have an adverse impact on our business, financial condition and results of operations.

Risks Related to our Securities and this Offering

Any valuation of the Company at this stage is difficult to assess. The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

Investors in this Offering should not expect the Company’s net tangible book value to be available for the benefit of holders of the Interests. As of December 31, 2025, the Company had an estimated net tangible book value of approximately $89.5 million. However, the Company has previously issued Class A shares to investors who have contributed an aggregate of approximately $118.4 million in capital and who are entitled to a cumulative preferred return that, as of the date of this Offering, totals approximately $20.8 million. As a result, the aggregate capital contributed by, and accrued preferred return owed to, the existing Class A investors substantially exceeds the Company’s current net tangible book value.

Accordingly, if the Company were liquidated or otherwise required to satisfy the rights and preferences of the existing Class A investors based solely on current book value, substantially all or all of the Company’s net tangible assets, including increases thereto as a result of this Offering, could be consumed by the liquidation and preferred return rights associated with such Class A shares, leaving little or no residual net tangible book value attributable to holders of the securities offered hereby.

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Prospective investors should understand that the value of the securities offered in this Offering is highly dependent on the Company’s ability to grow its operations, increase enterprise value, generate future profitability and cash flow, and achieve liquidity events at valuations substantially above current book value. Investors should not rely on current net tangible book value as an indicator of the value that may ultimately be realized from an investment in the Company.

Investors will have no ability to impact or otherwise influence corporate decisions of the Company. The subscription agreement that investors will execute in connection with this Offering grants an irrevocable power-of-attorney to Legacy Management Americas Corp. (“LMAC”) to vote their Class B Common Interests. The Company’s founders and Co-CEOs, Cole Shephard and Adam Jason, control LMAC through their ownership of Legacy Group Panama Consulting, S.A., the parent company of LMAC. Thus, investors will never be able to vote upon any matters of the Company. As such, investors will not have any influence over matters requiring member approval, including the election of directors or managers and approval of significant Company transactions, nor the Company’s management and policies. Those with voting rights could use their voting influence to maintain the Company’s existing management even in the case of underperformance, delay or prevent changes in control of the Company, issue additional securities that may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals.

We are controlled by our founders. In addition to the power-of-attorney contained in the subscription agreement, all previous investors in the Company’s securities have granted a power-of-attorney to LMAC. As a result, the Company’s founders and Co-CEOs, who control LMAC, control and will continue to control the Company after the Offering.

The rights of the securities in this Offering are determined by the Company’s Operating Agreement. The rights of investors in Delaware limited liability companies are set by the terms of the applicable operating agreement. While the Delaware Limited Liability Company Act (the “Delaware LLC Act”) contains certain default rules, those may be displaced by a company’s operating agreement. Here, the Company has set out the terms of its Class B Common Interests in the Operating Agreement. This includes the terms of the economic rights associated with the Class B Common Interests, as well as investors’ rights as equity holders. For instance, the Company’s Operating Agreement restricts the right to inspect the books and records of the Company only to those investors or groups of investors holding a 25% interest or greater in the Company. Investors should carefully examine the rights of the securities as provided by the Operating Agreement as they may not be able to rely on any default statutory rules if they disagree with how the Company is being managed.

Your ability to transfer your securities may be limited. Under the Operating Agreement, holders of Class B Common Interests may not sell, assign, transfer, pledge, encumber, mortgage, grant a security interest in or otherwise dispose of all or any of its interest in or withdraw from an investment in the Company absent the prior written consent of the Board. The Operating Agreement also contains a right of first offer, which obligates a holder of Class B Common Interests that seeks to transfers its Common Interests to offer the right to purchase to the Company, LMAC and other holders of Common Interests, in that order, prior to any sale to a third party. In addition, the Operating Agreement and the subscription agreement that investors will enter into contains a “market stand-off” provision applicable to the Class B Common Interests in the event of an initial public offering, which may limit or delay an investor’s ability to transfer those interests for a period of time surrounding such an offering. See “Securities Being Offered” for further information.

There currently is no active public market for our securities and an active trading market may not be developed or sustained following this Offering, which may adversely impact the market for our securities and make it difficult to sell your Common Interests. There is no formal marketplace for the resale of our securities. Although the Company’s goal is to apply in the future for quotation of its securities on an over-the-counter market, or similar, exchange, there are a number of requirements that the Company may or may not be able to satisfy in a timely manner. Even if we obtain that quotation or a listing, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their securities as collateral.  Over-the-counter markets have from time-to-time experienced significant price and volume fluctuations. As a result, the market price of our securities (if any market were to develop) may be similarly volatile, and holders of our securities may from time to time experience a decrease in the value of their Common Interests, including decreases unrelated to our operating performance or prospects. The price of our Common Interests could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this Offering Circular.

There is no requirement for the Company to pay distributions on Class B Common Interests. The Company is not required to pay distributions on its Class B Common Interests. Unlike holders of the Class A Common Interests, who are entitled to an annual 6% preferred and cumulative investment return on their investments, the Class B Common Interests do not have a similar requirement. Holders of Class B Common Interests will receive distributions only if LMAC, as asset manager, in its sole discretion causes the Company to make distributions and dividends of cash, securities and other property to the holders of Common Interests, and only after the Company has satisfied its obligations to the Class A Common Interests. Accordingly, it is possible that you may never receive distributions on your securities. See “Securities Being Offered – Common Interests — Distributions.”

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The exclusive forum provision in the subscription agreements may have the effect of limiting an investor’s ability to bring legal action against us and could limit an investor’s ability to obtain a favorable judicial forum for disputes. The subscription agreement for this Offering includes an exclusive forum provision for certain lawsuits pursuant to the subscription agreement; see “Securities Being Offered – Forum Selection Provisions.” The forum for these lawsuits will be the Court of Chancery in the State of Delaware for all actions not arising under federal securities laws. For actions arising under the Securities Act, the Federal Courts of the United States will have exclusive jurisdiction.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our decision to adopt a federal forum provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the federal forum provision should be enforced in a particular case, application of the federal forum provision means that suits brought by our interestholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and neither the exclusive forum provision nor the federal forum provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our interestholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our interestholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities will be deemed to have notice of and consented to our exclusive forum provisions, including the federal forum provision. These provisions may limit our interestholders’ ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our subscription agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreements. Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the subscription agreement, including any claim under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the subscription agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common interests or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when our Class B Common Interests are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to those securities or to the transferor with regard to ownership of those securities, that were in effect immediately prior to the transfer of the Class B Common Interests, including but not limited to the subscription agreement. This may further limit any potential ability to transfer interests acquired in this Offering.

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The Offering price has been set by the Company’s management. The Company has set the price of its Class B Common Interests and developed an incentive plan (including the issuance of Bonus Interests) based on its own internal analysis. Valuations for companies like GCC are purely speculative. Our valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of this company. You should not invest if you disagree with this valuation.

We are offering Bonus Interests, which are effectively a discount on the price of our common interests, to certain investors who purchase the Class B Common Interests in this Offering. Certain investors who purchase Class B Common Interests in this Offering are eligible to receive additional Class B Common Interests (the “Bonus Interests”) that effectively provide a discount on price based on the amount invested. Investors may receive Bonus Interests based on the amount invested, as well as to certain classes of potential investors based on engagement during our testing the waters (“TTW”) period where potential investors can indicate interest in (or “reserve”) our securities, and for being a prior investor in the Company. A “reservation” is a non-binding indication of interest. Investors who “reserve” Class B Common Interests during the TTW period or who have previously invested in the Company become part of a class of prospecive investors who are eligible to receive Bonus Interests only when they subscribe to this Offering following qualification of the Offering Statement by the Commission, complete all the steps necessary for subscribing, and the Company accepts that subscription. Further, there is no commitment by the Company to issue the Bonus Interests merely because a reservation is made. An investor must complete all the steps to subscribe to the Offering and the Company must accept the subscription. See “Plan of Distribution.” An investor in our Offering may be able to receive a maximum of 20% Bonus Interests, but such percentage could be lower based on the amount invested. Bonus Interests will effectively act as a discount to the price at which the Company is offering its securities. For more details, including all of the Bonus Interests being offered, see “Plan of Distribution — Bonus Interests”. Therefore, the value of Class B Common Interests of investors who pay the full price in this Offering will be immediately diluted by investments made by investors who receive the discount, who will effectively pay less for the same stake in the Company.

Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. While there are no restrictions on the resale of the securities being offered pursuant to this Offering under Regulation A, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer and you may not be able to resell the securities at the price you paid for them.

There is no assurance that a liquidity event will occur. While the Company may pursue a strategic transaction, including an initial public offering, merger, acquisition, or other sale of the Company, there can be no assurance that any such transaction will occur, or, if it does occur, that it will be on terms favorable to the Company or its interestholders. The occurrence, timing, and terms of any liquidity event depend on a number of factors outside of the Company’s control, including market conditions, industry trends, investor sentiment, regulatory developments, and the performance of the Company’s business. Interestholders should not assume that a liquidity event will take place, or that they will receive any return on their investment through such a transaction or that they would even receive back the amounts they have invested in the Company. In the absence of a liquidity event, interestholders may be required to hold their investment for an indefinite period of time and may have limited ability to liquidate their interests.

Investors in this Offering may experience dilution following the purchase of their Class B Common Interests and also will have their rights subordinated to other holders of common and preferred interests. The Company expects to continue to finance its business through further issuances of equity securities that could be dilutive to investors who choose not to or are unable to participate in additional financings. Additionally, investors in this Offering will hold securities that are effectively subordinated to the Class A Common Interests of the Company with respect to preferential hurdle rates and a return of invested capital prior to receiving a distribution in the case of dividends or other distributions. The Company also has the rights to issue additional senior securities such as debt securities, preferred interests and senior common interests that could rank senior to the Class B Common Interests in order of priority in the case of distributions or liquidation preferences. The Company also utilizes equity to compensate key personnel that, as it continues to vest and is redeemed, could have a dilutive effect on the investors in this Offering. See “Dilution.”

Using a credit card to purchase interests may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. See “Plan of Distribution.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Transaction Fee of 3.5% may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the interests before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

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DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate Dilution

An early-stage company typically sells its equity (or grants options over its equity) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is diluted because each security of the same type is worth the same amount, and you paid more for your securities than earlier investors did for theirs.

The Company is required to disclose any material disparity between the public offering price and the effective cash cost to officers, directors, promoters, and affiliated persons for shares acquired by them, or which they have the right to acquire, during the past year.

During the twelve months preceding the date of this Offering Circular, officers, directors, promoters, and persons affiliated with the Company:

•	purchased Class A Common Interests for aggregate cash consideration of $3,672,694, at a post-money valuation based on the current number of common interests of the company outstanding of approximately $145 million; and
•	were granted options to acquire 3,134 Class A Common Interests at an exercise price of $1,200 per share, which approximated the fair market value of the Company at the time of grant and corresponded to a Company valuation of approximately $160 million.

The Class B Common Interests offered hereby are being sold at $1.10 per share, which correspond to a pre-money valuation of $365.8 million. Investors meeting certain investment thresholds may also receive bonus Class B Common Interests at no additional cost, as described under "Plan of Distribution," which would reduce the effective price per interest for such investors.

The minimum investment in this Offering is $1,001, compared to minimum investments of $100,000 generally required in the Company's prior private placements of Class A Common Interests with the difference in valuations and terms largely a result of the minimum investment amount and sweat equity contributions required to participate.

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the Company. The investor’s stake in a company could be diluted due to the Company issuing additional interests, whether as part of a capital-raising event, or issued as compensation to the Company’s employees or marketing partners. In other words, when the Company issues more interests, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in the number of interests outstanding could result from an interest offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into interests.

If the Company decides to issue more interests, an investor could experience value dilution, with each interest being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share, which typically occurs only if the company offers dividends.

The type of dilution that hurts early-stage investors most occurs when the company sells more interests in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

•	In June 2024, Jane invests $20,000 for interests that represent 2% of a company valued at $1 million.

•	In December, the company is doing very well and sells $5 million in interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company, but her stake is worth $200,000.

•	In June 2025, the company has run into serious problems, and in order to stay afloat, it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company, and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each interest to hold a certain amount of value, it’s important to realize how the value of those interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per share. In some cases, dilution can also completely wipe out the value of investments made by early investors, without any person being at fault.

Investors should understand how dilution works and the lack of availability of anti-dilution protection.

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USE OF PROCEEDS

The table below sets forth our estimated use of proceeds from this Offering assuming we sell 55,207,949 Class B Interests for cash consideration. The net proceeds from the total maximum offering amount are expected to be approximately $59,870,444, after the payment of offering costs (including legal, printing, selling and other costs incurred in the Offering). Our estimated offering costs include an expected $2,671,306 in underwriting compensation to DealMaker Securities LLC and affiliates. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ.

We intend to use the net proceeds of the Offering as follows:

•	Service and repay indebtedness;
•	Marketing expenses for the Offering;
•	Working capital to pay operating expenses, build up inventory, farm our coffee and cover accounts receivable in order to manage the significantly longer sales cycle for roasted coffee sales to, among others, retailers, distributors and wholesale clients in the U.S. and Canada when compared to green coffee sales in Colombia sold on a commodity trading basis; and
•	Finance Phase 1 of our Botón facility. See “The Company’s Business -- Botón Project.”

The Company has prioritized debt repayment and marketing expenses for the Offering because it believes it currently has sufficient capital on hand, together with access to additional sources of funding, to meet its near-term working capital needs without reliance on the proceeds of this Offering. At lower subscription levels, working capital and the Botón facility will be deferred or funded from other sources.

The following table represents management’s best estimate of the uses of the net proceeds, assuming the sale of, respectively, 25%, 50%, 75% and 100% of the maximum offering amount.

	25% of Max Offering	50% of Max Offering	75% of Max Offering	100% of Max Offering
Net Proceeds(1)	$14,733,236	$29,778,972	$44,824,708	$59,870,444
Debt Repayment and Interest (2)	$11,165,423	$12,603,022	$12,603,022	$12,603,022
Projected Marketing Expenses (3)	$3,567,813	$6,072,874	$9,109,312	$12,145,749
Working Capital	$--	$11,103,076	$14,163,600	$26,172,899
Botón Facility Phase 1	$--	$--	$8,948,774	$8,948,774

(1)	Includes proceeds received from the collection of the Transaction Fee.
(2)	The Company has a senior secured credit facility with BBVA in an aggregate outstanding principal amount of approximately $8.4 million as of December 31, 2025. The loan was entered into on January 9, 2024 and matures on October 1, 2034. The facility bears interest at a variable annual rate equal to Colombia’s Overnight Interbank Rate (“IBR”) plus 3.892% and requires semi-annual principal and interest payments. Approximately $1.1 million of principal and approximately $481,000 of interest are expected to become payable through June 30, 2027 that we expect to repay with the net proceeds of this Offering.

The Company also maintains two working capital facilities with BBVA entered into on October 1, 2024. The first facility had an outstanding balance of approximately $1.6 million as of December 31, 2025, matures on October 1, 2026, bears interest at IBR plus 3.31%, and requires semi-annual payments. The outstanding balance of principal and approximately $90,000 of interest are expected to become payable through June 30, 2027. The second facility had an outstanding balance of approximately $527,000 as of December 31, 2025, matures on October 1, 2026, bears interest at IBR plus 1.62%, and also requires semi-annual payments. The outstanding balance of principal and approximately $29,000 of interest are expected to become payable through June 30, 2027, which we also expect to repay using the net proceeds of this Offering.

In addition, the Company has entered into a loan agreement that has two disbursements with Instituto para el Desarrollo de Antioquia (“IDEA”). The first disbursement was received on March 25, 2026, has an outstanding balance of approximately $6.7 million, matures on March 25, 2028, bears interest at IBR plus 3.5%, and requires quarterly interest payments and annual principal payments. Approximately $3.4 million of principal and approximately $788,000 of interest are expected to become payable through June 30, 2027 that we expect to repay using the net proceeds of this Offering. Proceeds from this indebtedness continue to be used for working capital related to the Company’s proprietary coffee operations and coffee purchasing programs from third-party farmers operating near the Company’s areas of operation.

The second IDEA disbursement is expected to be issued on July 1, 2026, with an expected balance of approximately $2.9 million, matures on July 1, 2028, bears interest at IBR plus 3.5%, and requires quarterly interest payments and annual principal payments. Approximately $1.5 million of principal and approximately $502,010 of interest are expected to become payable through June 30, 2027 that we expect to repay using the net proceeds of this Offering. We also expect to use the proceeds from this indebtedness for working capital related to the Company’s proprietary coffee operations and coffee purchasing programs from third-party farmers operating near the Company’s areas of operation.

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The Company also has seller-financing obligations associated with certain farm acquisitions. As of December 31, 2025, approximately $1.3 million remained outstanding under obligations owed to one previous farm owner, entered into on December 16, 2021 and maturing on December 31, 2026, and approximately $1.3 million remained outstanding under obligations owed to a second previous farm owner, entered into on July 11, 2022 and maturing on December 31, 2026, both of which we expect to pay using the net proceeds of this Offering. These obligations do not bear interest and have varied payment schedules.

As of December 31, 2025, aggregate principal repayments expected to become payable through June 30, 2027 under the indebtedness described above were approximately $10.7 million, with approximately $1.9 million of associated interest obligations. In the event of any shortfall in proceeds from this Offering available to repay indebtedness, the Company expects that the seller-financing obligations would be the first to be renegotiated.

(3)	Includes marketing and advertising expenses related to the Offering, including potential payments to an affiliate of the Broker for marketing expenses for the Offering. The actual amounts to be paid for marketing expenses are not entirely determinable at this time. Total amounts paid to the Broker or affiliates of the Broker in connection with this Offering, including underwriting and commissions and marketing expenses, will not exceed $3,989,805.59 (see “Plan of Distribution” for more information).

Because the Offering is being conducted on a “best efforts” basis, we may close the Offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this Offering.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

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THE COMPANY’S BUSINESS

Overview

The Green Coffee Company, headquartered in the U.S., is the largest coffee producer in Colombia and, we believe, the first at its scale to combine large-scale farming operations with downstream roasted coffee sales into developed markets. Founded in 2017, we have invested heavily in bringing the best talent and most innovative technologies to the coffee sector to grow, process, ship and sell high-quality coffees from Colombia into developed markets. We sell roasted coffee in a variety of formats including non-branded bulk product and private label coffees to wholesale buyers and foodservice customers and branded products through the Juan Valdez® coffee brand. We are the exclusive third-party providers of roasted coffee under the iconic Juan Valdez brand in the U.S. and Canada for institutional, grocery and retail customers. We have designed our operations to produce what we believe to be the perfect coffee for end buyers, fully traceable from farm to cup with an unmatched sustainability story at a competitive price.

The Company grows, sources, processes, exports and manages product creation for roasted coffee in developed markets (primarily the U.S. and Canada). Its operations can roughly be split between the two countries in which it currently maintains its teams: the United States (leadership, strategy, roasted coffee sales and logistics) and Colombia (farming, back-office accounting and legal, trading and supply chain).

GCC has spent the past eight years building its unique farming and sourcing model to have a scalable platform to execute on its core business model: produce, process, export, roast, package and sell high-quality, fully-traceable roasted coffee at scale with all high-demand certifications in place into the U.S. and Canada. With its core team in place and back-end systems established, the Company is moving significant volumes of coffee through its supply chain efficiently as both green coffee and as roasted coffee finished product with 2025 sales of over $25 million.

The Company was originally formed on June 13, 2017, as Green Coffee Company Inc., under the Limited Liability Company Law No. 4 of the Republic of Panama. On May 5, 2020, Green Coffee Company Inc. was converted from a Panamanian company to a Delaware limited liability company and changed its name to Green Coffee Company Holdings, LLC. GCC has three wholly-owned subsidiaries, GCC Coffee LLC, a Delaware limited liability company, Green Coffee Company S.A.S., incorporated in Colombia, and GCC Trading LLC, a Delaware limited liability company. GCCSAS owns Agrosura S.A.S. Zomac, and Green Coffee Company Zona Franca S.A.S., which are both incorporated in Colombia. The Company’s corporate office is located at 1301 West 22nd St. Suite 310, Oak Brook, Illinois, 60523 and its telephone number is 716-997-9074.

Principal Products

The Company primarily sells roasted coffee in the U.S. and Canada that it produces or sources in Colombia.  We sell the coffee we produce and source in a variety of formats:

•	Roasted coffee: The Company sells:
o	Directly to consumers via various ecommerce channels under the Juan Valdez brand:
o	Wholesale to distributors and retail establishments such as grocery store chains in bulk and under private labels and the Juan Valdez brand who then sell the product to their customers; and
o	Wholesale to foodservice establishments such as hotels and cafes in bulk, under private labels and under the Juan Valdez brand who then offer the coffee to their patrons.
•	Coffee-derived products: The Company produces and sells coffee-derived products such as ready-to-drink coffee, bag-in-a-box concentrate, pods and instant coffee for sale through a similar omnichannel approach.
•	Coffee byproducts: More than half of a coffee cherry’s weight consists of materials other than the actual coffee bean. Historically in the industry, all that material has been simply discarded in most cases. The Company has begun to sell the “waste” byproducts of coffee production (cherry skin layer and sugary fruit liquid known as “mucilage”) in order to derive value from everything we produce and process. We executed the first sales of the mucilage in 2025 and are reviewing the sale of biochar produced from the cherry skin layer in 2026. Initially, we are selling these products in Colombia while we source large scale offloads primarily in developed markets.
•	Commodity: The Company sells unroasted coffee beans, primarily in Colombia. In the past, we sold a majority of our coffee to large importers and exporters within Colombia. However, going forward, this will become a less material portion of our business as more volume shifts downstream to our U.S. and Canada roasted coffee sales channels.

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Production Process

Coffee

In Colombia, GCC owns and operates 45 farms with approximately 10 million coffee trees. The Company manages the farms incorporating a regenerative agricultural agronomic strategy and to ensure compliance with rigorous environmental and social certifications that increase the value of the end coffee. In addition to its proprietary production, GCC purchases coffee cherries and coffee parchment from farmers around its operations. Through these channels, our goal is to provide buyers with direct access to fresh, 100% traceable Colombian coffee at scale. In 2024, we purchased 40 million pounds of coffee cherries and produced 33 million pounds on our farms. Using its world-class infrastructure, GCC believes it is able to yield materially more coffee per kilo harvested compared to traditional coffee processing.

Once the coffee cherries are harvested, the Company processes them into parchment, or unprocessed green coffee, in its two wet mills located in two processing hubs in Colombia. The Company sells approximately 20% of its parchment in Colombia. The remaining parchment is milled into green coffee for domestic sales or international export by removing the parchment layer in dry mills. The Company rents dry milling capacity or contracts with third parties to process the parchment.

Roasted Coffee and Coffee-derived Products

In the United States, GCC works with toll roasting and packaging partners to finalize the product creation for all roasted coffee products. GCC then markets and sells its coffee either as wholesale and/or private label coffee in foodservice such as restaurants and lodging or as a branded product under the Juan Valdez brand. For the foodservice business, the Company works directly or through distributors, to provide clients like hotels and restaurants with coffee in the format and quality specifications requested. For branded products, GCC has the exclusive third-party rights to sell roasted coffee under the Juan Valdez brand in the United States and Canada in retail and institutional channels. In March of 2025, the Company formally began its broad-based strategy to relaunch the Juan Valdez brand in the United States, working with brokers and distributors to place Juan Valdez in grocery stores and other retail locations across the country in a variety of formats. The Company manages the Juanvaldezcafestore.com site and the sales listings on retailer sites (e.g., Walmart.com, Target.com) for the brand as well. The Company also contracts with a number of third parties to produce private label and Juan Valdez-branded ready-to-drink coffees, concentrates, pods and instant coffees that it sells through these same channels.

Our operations in the U.S. depend on third parties for manufacturing and fulfillment. We have partnered with a toll roasting partner that manufactures all of our bagged coffee and pod offerings and have also contracted with separate providers for our ready-to-drink, concentrates and cold beverage offerings. We warehouse our products and fulfill orders primarily through our distributor partners and our 3PL warehouse and logistics operations from South Carolina and California.

GCC, through its own name and the Juan Valdez brand, is, we believe, uniquely suited to capture rising consumer trends towards premiumization, traceability and story behind the coffees that they consume.

Industry

In 2025, Colombia was the third largest producer of coffee after Brazil and Vietnam, producing 1.75 billion pounds of coffee, representing 8% of total global coffee production. Production in Colombia is very fragmented, with approximately 95% of farms managing 10 acres or less. The first stage of processing is typically performed by farmers on their farms with rudimentary infrastructure, with the semi-processed coffee then sold to cooperatives or traders. The coffee is then processed further into green coffee (i.e. the commodity), which is then exported and sold to roasters.

Market

The coffee market is quite large. On the demand side, definitions vary, but the global coffee market was about $256 billion in 2025, with the U.S. making up over 20% of the market share. For “single origin” coffees in the U.S., Colombia dominates, representing approximately 70% of all single origin coffee sales, or approximately $1 billion in just retail roasted coffee sales (such as bagged coffee in the grocery store).

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Botón Project

The Company’s goal over the next few years is to reach major sales milestones in roasted coffee sales through wholesale clients and the Juan Valdez brand. By taking an omni-channel approach, effectively distributing Colombia’s most popular brand, and combining it with GCC’s unique story, the Company seeks to have its products start defining the Colombian coffee category in the U.S. and Canada. In Colombia, GCC plans to build the largest consolidated coffee processing facility in the country in the next few years to meet the expected demand signals in the U.S. and Canada.

We intend to use a portion of the net proceeds of the Offering to construct a new consolidated processing facility (the “Botón facility”), which is GCC’s next major infrastructure investment. The site is expected to house a fully consolidated coffee processing facility designed to support long-term growth, improve margins and unlock new revenue streams. It will be GCC’s third and largest operational hub, addressing future potential capacity bottlenecks, de-risking the business and enabling utilization of the byproducts of coffee production.

This project is planned by GCC management to occur in two phases. The first phase is expected to be completed with the net proceeds of this Offering. The second phase is expected to begin between the fourth quarter of 2027 and the first quarter of 2028, in line with expected growth of the Company’s U.S. roasted sales channel, which will necessitate raising additional capital.

Rationale

In the coming years, the Company believes it will be able to achieve rapid growth in its U.S. sales efforts, with demand expecting to outpace current processing capacity by 2028, causing potential operational bottlenecks, pressure on margins, and a damaging of its 100% traceable story. The Botón facility will house three key components of coffee processing:

Facility Type	Purpose
Dry Mill (Phase 1)	Coffee parchment is hulled and sorted into various levels of quality, producing “green coffee.” Green coffee or unroasted coffee is what is sold on commodity markets, and is the form in which the Company exports its coffee to its U.S. operations.
Wet Mill (Phase 2)	Raw coffee cherries are converted into un-milled coffee known as “parchment.” The coffee is washed, sorted, depulped, fermented and dried.
Coffee Cherry Distillery (Phase 2)	Coffee processing at scale produces significant amounts of cherry skin and fruity liquid that would require enormous waste processing facilities to dispose of to comply with regulations. Instead, our R&D team has developed a number of solutions that would lower costs and generate profits through a variety of offload channels. The most promising product is the creation of ethanol. Over the past three years, the Company has designed a proprietary distilling process for coffee cherries using its pilot distillery, which we expect to be scaled up to a large facility as part of the Botón project.

Project Scope and Phasing

The facility is designed as a modular, multi-phase buildout. In 2025, the Company secured a free trade zone status for the site for tax advantaged construction and ongoing operations. All permitting to enable the site to be constructed and operate are either on-going or completed. Once the Company receives the capital required to begin each phase, construction can begin quickly. Each phase is described in the table below:

Phase	Summary	Rationale
1.	Dry mill and site prep ($8.9 million budget)	The Company currently rents dry milling space from third party providers, but these facilities are out of date, separated from the rest of the Company’s operations, and the risk of increased pricing / unavailability is always present. This infrastructure build-out enables the Company to begin operating as a free trade zone in order to receive improved tax treatment.
2.	Wet mill (estimated $12.2 million future budget)	One of the Company’s competitive advantages lies in its ability to purchase and process coffee as raw cherries, which are processed at its wet mills. Purchasing coffee in this form helps maintain margins, quality and the Company’s “100% traceable” story that is a key value proposition to buyers. This is the next bottleneck as the Company continues scaling, and an additional facility is expected to be required to meet demand in the U.S. in the coming years.
2.	Coffee cherry distillery (estimated $13.9 million future budget)	Coffee processing at scale produces significant amounts of cherry skin and fruity liquid that would require enormous waste processing facilities to dispose of to comply with regulations. Instead, our R&D team has developed a number of solutions that would lower costs and generate profits through a variety of offload channels. The most promising product is the creation of ethanol. Over the past three years, the Company has designed a proprietary distilling process for coffee cherries using its pilot distillery, which will be scaled up to a large facility.

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Strategic impact:

We expect the Botón facility will have the following key impacts on the Company’s business:

•	Unlock capacity that matches the Company’s anticipated production requirements in the U.S. for roasted coffee demand
•	Improve margins through further vertical integration, state-of-the-art infrastructure and tax optimization
•	De-risk operations by reducing third-party dependence within its supply chain
•	Create an expected new high-margin revenue stream through byproduct monetization
•	Strengthen the Company’s position as an innovation-driven coffee platform, directly supporting the U.S. expansion efforts

Competition

To our knowledge, there are no other coffee companies with the same business model as GCC that operate at any meaningful scale. However, the Company does compete at certain stages of the coffee value chain. In Colombia, GCC must compete with coffee traders who purchase coffee from large farmers and coops in order to ensure an adequate capacity of coffee for their international trading business. We believe GCC’s unique cherry buying program to purchase coffee as cherries in their initial fruit form, rather than coffee parchment, helps create a competitive advantage for the Company.

In the roasted coffee business, GCC competes with roasted coffee companies and branded coffee products for customer and consumer attention. The Company also competes with alternative beverage options to coffee such as energy drinks and other caffeinated and non-caffeine-based beverages. GCC aims to differentiate itself through its one-of-a-kind farm to cup story and through the brand power of the Juan Valdez brand.

Employees

The Company currently has 279 full-time employees. During harvest season, the Company may deploy over 1,000 coffee pickers on any given day depending on coffee production volumes, who are typically paid on a daily basis depending on the amount of coffee beans picked.

Regulation and Certifications

Regulation

As a seller of coffee and coffee-derived products, we are subject to extensive regulation. We seek to ensure that our third-party partners in the United States comply with the Good Manufacturing Practices promulgated by the Food and Drug Administration (FDA) and meet all requirements under the Food Safety Modernization Act (FSMA) and applicable state regulations. We are also subject to labeling and packaging requirements in the U.S. and Canada for which we have implemented compliance programs. Further, we are subject to regulations related to the import of products into the U.S. and Canada for which we manage compliance internally and through our third-party partners.

Additionally, our Colombian operations must comply with, among others, various Colombian labor, environmental, and human rights legislation and regulations.

We also maintain a corporate compliance program intended to promote ethical business practices. This program includes employee training on topics such as the Foreign Corrupt Practices Act (FCPA) to support compliance with applicable laws and to provide a mechanism for raising concerns.

Certifications

We have the following certifications for our coffee: Rainforest Alliance, Fair Trade, Non-GMO, Carbon Positive, C.A.F.E. Practices (for suppliers to Starbucks), Raiz (for McDonald’s), and EU Deforestation Regulation due diligence verification. All of these include site visits, aggressive audits, and constant updates. We have partnered with groups like the World Wildlife Fund and the International Labor Organization on a number of different initiatives, and we are members of the Council for American Enterprises in Colombia, alongside companies like Coca-Cola and Chevron.

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Intellectual Property

The Company currently holds a trademark on its logo. It does not hold any patents.

In May 2024, the Company entered into the Juan Valdez Agreement with Procafecol under which Procafecol has granted the Company exclusive rights to use and develop the Juan Valdez brand in the United States and Canada for retail and institutional sales channels for roasted coffee products. Procafecol is a Colombian corporation licensed to use the Juan Valdez brand and trademarks by the Federación Nacional de Cafeteros de Colombia (Colombian Coffee Federation or FNC), which granted Procafecol rights of use to the Juan Valdez brand and trademarks, which Procafecol may sublicense, subject to certain conditions. Among the conditions required under the Joint Development Agreement, the Company must use 100% Colombian green coffee in any products that use the brand and must meet, among others, requirements with respect to roasting, traceability, quality, marketing, distribution, packaging and use of the trademarks. Under the Juan Valdez Agreement, the Company pays an annual commission based on gross sales of the Juan Valdez branded products in the United States and Canada. In addition, the Company committed to allocate and reinvest annually at least a sum equal to 5% of the prior year’s gross sales in brand awareness, marketing and advertising of Juan Valdez branded products.

The Juan Valdez Agreement has a 10-year term and may be extended or renewed for an additional 10-year period, subject to certain terms and conditions.

Litigation

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in such matters may arise from time to time that may harm the Company’s business. The Company is currently subject to threatened arbitration in the United States and ongoing litigation in Colombia brought by one of its trading counterparties, in which the counterparty is asserting claims of breach of contract and both actual and consequential damages of up to approximately $3 million. The Company is disputing these claims and has asserted counterclaims for approximately $1 million in the Colombian litigation. The Company believes that a substantial portion of the damages asserted by the counterparty are consequential in nature and are not recoverable under the applicable agreements and governing law. Based on the information currently available, the Company does not presently believe that the ultimate resolution of these matters is likely to have a material adverse effect on its financial condition, although no assurance can be given as to the outcome of such proceedings.

Property

The Company leases its corporate office in Oak Brook, Illinois. The lease commenced on May 1, 2025, and has a term of 66 months. It provides for an initial annual base rent of $77,880, increasing over the course of the lease to an annual base rent of $88.992.50.

The Company owns approximately 10,000 acres of coffee farmland and accompanying housing, roads and coffee infrastructure in Colombia. The Company owns its corporate office in Medellin. The Company owns and leases vehicles in its truck fleet.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the years ended December 31, 2025 and December 31, 2024 should be read in conjunction with our consolidated financial statements and the related notes included in this Offering Circular. The following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

The Green Coffee Company, headquartered in the U.S., is the largest coffee producer in Colombia and, we believe, the first at its scale to combine large-scale farming operations with downstream roasted coffee sales into developed markets. Founded in 2017, we have invested heavily in bringing the best talent and most innovative technologies to the coffee sector to grow, process, ship and sell high-quality coffees from Colombia into developed markets. We sell roasted coffee in a variety of formats including non-branded bulk product and private label coffees to wholesale buyers and foodservice customers and branded products through the Juan Valdez® coffee brand. We are the exclusive third-party providers of roasted coffee under the iconic Juan Valdez brand in the U.S. and Canada for institutional, grocery and retail customers. We have designed our operations to produce what we believe to be the perfect coffee for end buyers, fully traceable from farm to cup with an unmatched sustainability story at a competitive price.

The Company has had periods of losses on a net income basis as it continues to aggressively scale its operations and manage fluctuating market conditions. The losses in 2025, in addition to challenging market conditions for coffee, resulted primarily from increased upfront investment in team, systems, marketing and personnel to position the Company for its next growth phase and by downtime at certain of our mills and processing facilities as discussed further below. Additionally, during 2025, the Company strategically renovated more of its productive farmland for two reasons. First, the expectations of Colombia’s 2025 harvest were low across the country, so it was determined to be an advantageous time to receive a lower harvest now in order to position the farms well for taking advantage of favorable harvest conditions in the future. Second, the decision enabled the Company to prepare the farms for the upcoming expected increase in demand for its roasted coffee sales in the U.S. These agronomical decisions limited production volumes, and, therefore, revenues for the year, in line with the Company’s expectations. However, with young trees now entering their productive cycle, the decisions taken in 2025, we believe, position the Company well for increased production in 2026 and into the future. Lastly, tighter cost controls and the Company’s transition to roasted coffee sales resulted in significantly improved gross margins in 2025 compared to negative gross margins in 2024.

The Company’s net sales consist of payments received for roasted coffee and coffee-derived products, parchment, green coffee and coffee byproducts. Cost of sales consists of green coffee input costs, in the case of green and roasted coffee and coffee-derived products, and, in the case of roasted coffee, also includes logistics from Colombia to the United States, roasting and packaging costs and outbound logistics to customers. Costs also include royalty, broker commissions and variable marketing costs associated with the products sold under the Juan Valdez Agreement.

Operating Results

Year Ended December 31, 2025 Compared with the Year Ended December 31, 2024

Net Sales

For the year ended December 31, 2025, our net revenues decreased by $8,377,829 or 24.4%, to $25,904,754, down from $34,282,583 for the year ended December 31, 2024. The decrease was primarily due to the expectations for the 2025 harvest being low across Colombia and at our farms. In that environment, the Company made a strategic decision to limit production volumes in order to focus on positioning farms for favorable harvest conditions in the future. In addition, we purchased less coffee cherries from other farmers than in 2024 to be used in our coffee trading operations while we established hedging programs for coffee trading and, in addition, as a result of capital constraints.

Cost of sales

Cost of sales decreased 37.2% from $37,842,051 for the year ended December 31, 2024 to $23,762,007 for the year ended December 31, 2025. Cost of sales was higher in 2024 primarily because the Company had to unwind unprofitable commodity coffee trades that it could not hedge, processed lower quality coffee in its mills that resulted in sales below contracted prices and suffered from processing backups at its mills that resulted in product degradation.

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Gross profit (loss) and margin

The Company had a gross profit of $2,142,747 for the year ended December 31, 2025, an increase of $5,702,215 from the gross loss of $3,559,468 in the prior year. In 2025, the Company was able to sell more and better-quality roasted coffee at higher margins, which resulted in a gross margin of 8.2% compared to a negative gross margin of 10.4% in the prior year.

Operating gains and expenses

Change in fair value of biological assets

The Company measures its biological assets (primarily coffee trees) at fair value based on third-party valuations on an annual basis. The fair value is accounted for as a gain or loss in the consolidated statements of operations and comprehensive income under applicable accounting principles. Change in fair value of biological assets decreased $3,108,607, from $7,864,388 for the year ended December 31, 2024 to $4,755,781 for the year ended December 31, 2025 as a result of a lower determined increase in the fair market value of such assets.

The fair value of the biological assets are determined by independent third-party valuations on an annual basis in line with U.S. GAAP requirements. They calculate the expected value of the projected production that will come from the coffee trees based over the course of their useful life. As trees across the Company’s productive lots enter their productive cycles, age, and then enter periods of renovation, their value will fluctuate, which will be reflected as a gain or a loss in the Company’s financial statements.

General and administrative

General and administrative expenses primarily consist of team salaries, idle capacity at our facilities, marketing expenses, partnership fees, professional fees, utilities and rent.

General and administrative expenses of $10,913,992 for the year ended December 31, 2025, increased $5,856,737 or 115.8%, compared to $5,057,255 in the prior year. This increase was driven primarily by an increase in idle capacity at our facilities due to lower production volumes associated with the Company’s strategic efforts to improve operations and redirect portions of its coffee production and purchasing activities toward more profitable sales channels and offload opportunities and increases in the Company’s U.S. based expenses (primarily salaries, marketing and sponsorships, and professional fees for new U.S. services required such as brokers) as the Company executes its expansion plan.

Depreciation and amortization

Depreciation and amortization increased from $1,381,330 in the year ended December 31, 2024, to $2,121,748 in 2025, or 53.6%, as a result of investments in more machinery and equipment installed at the Company’s processing facilities and infrastructure under construction entering its useful life in 2025.

Other operating income

The Company generates other operating income primarily from other agricultural products produced on our farmland, transport services and social services provided by the Company’s Sustainability Team and paid for by government organizations. Other operating income for the year ended December 31, 2025 was $835,494 compared to $504,570 in the prior year.

Other expenses

Other expenses primarily consist of bank fees and other transaction expenses. Other operating expenses declined from $158,947 in the year ended December 31, 2024 to $122,864 in the year ended December 31, 2025 primarily as a result of lower transaction volume.

Net loss

As a result of the foregoing, the net loss of the Company increased by $3,195,473 for the year ended December 31, 2025, to $8,995,692, from $5,800,219 in same period last year.

Liquidity and Capital Resources

As of December 31, 2025, the Company’s cash on hand was $1,003,825. The Company has historically funded itself primarily through the issuance of equity and through bank loans and seller financing loans. The Company’s cash position fluctuates seasonally as it moves through the harvest period. There is typically a drawdown of cash over the first three quarters as the Company prepares for the harvest, then a large cash influx during the end of the fourth quarter of its fiscal year and the beginning of the first quarter of its fiscal year in the post-harvest period as inventory is sold. During the first and second quarters of 2026, the Company has financed over $12.3 million through both debt and equity capital to increase its cash position for 2026.

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The Company had significant capital expenditures over the past few years as it built out its infrastructure and farmland assets. All material aspects of this development have now been completed, and significant capital expenditures are not required for ongoing near-term operations. The Company is planning for an additional capital expenditure of $35 million within the next two years related to the construction of the Botón facility. See above “The Company’s Business – Botón Project – Project Scope and Phasing.”

Indebtedness

In January 2024, the Company entered into a senior secured credit facility for $8,448,972 with BBVA Colombia to finance seller financing payments and working capital needs. The loan bears interest at Colombia’s Overnight Interbank Rate (“IBR”), a Colombian short-term interest rate, plus 3.892%. The loan matures on October 1, 2034. The loan is secured by certain of our farming assets. At December 31, 2025, $8,448,972 in principal plus accrued interest remained outstanding. Our credit facility with BBVA Colombia contains restrictive covenants that require us to maintain specified financial ratios and tests, including a covenant that we maintain a certain ratio of debt to EBITDA and debt service coverage ratio. For purposes of this loan, EBITDA is defined as (a) operating profit, plus (b) the expense for depreciation of fixed or capital assets (provided that the depreciation is included within cost of sales, administrative expenses, and selling expenses), plus (c) the expense for operational amortizations for a given period (provided that the amortization is included within cost of sales, administrative expenses, and selling expenses). We are not currently in compliance with these financial covenants. As a result of this covenant failure, our interest rate on the loan has increased by 25 basis points from its original interest rate to IBR + 3.892%, increasing our interest expense and decreasing our net income. Approximately $1.1 million of principal and approximately $481,000 of interest are expected to become payable through June 30, 2027 that we expect to repay with the net proceeds of this Offering.

The Company also maintains two working capital facilities with BBVA entered into on October 1, 2024. The first facility had an outstanding balance of approximately $1.6 million as of December 31, 2025, matures on October 1, 2026, bears interest at IBR plus 3.31%, and requires semi-annual payments. The outstanding balance of principal and approximately $90,000 of interest are expected to become payable through June 30, 2027. The second facility had an outstanding balance of approximately $527,000 as of December 31, 2025, matures on October 1, 2026, bears interest at IBR plus 1.62%, and also requires semi-annual payments. The outstanding balance of principal and approximately $29,000 of interest are expected to become payable through June 30, 2027, which we also expect to repay using the net proceeds of this Offering.

In the first quarter of 2026, the Company closed on a senior lien financing line with Instituto para el Desarrollo de Antioquia (“IDEA”), a Colombian development bank, of approximately $10.0 million ($35.9 billion Colombian pesos) with an interest rate of IBR + 3.5%. The first disbursement was received on March 25, 2026, has an outstanding balance of approximately $6.7 million and matures on March 25, 2028. Interest payments are made quarterly and principal payments will be made on a yearly basis. Proceeds from this indebtedness continue to be used for working capital related to the Company’s proprietary coffee operations and coffee purchasing programs from third-party farmers operating near the Company’s areas of operation. Approximately $3.4 million of principal and approximately $788,000 of interest are expected to become payable through June 30, 2027 that we expect to repay using the net proceeds of this Offering.

The second IDEA disbursement is expected to be issued on July 1, 2026, with an expected balance of approximately $2.9 million, matures on July 1, 2028, also bears interest at IBR plus 3.5%, and requires quarterly interest payments and annual principal payments. Approximately $1.5 million of principal and approximately $502,010 of interest are expected to become payable through June 30, 2027 that we expect to repay using the net proceeds of this Offering. We also expect to use the proceeds from this indebtedness for working capital related to the Company’s proprietary coffee operations and coffee purchasing programs from third-party farmers operating near the Company’s areas of operation.

As of December 31, 2025, the Company had outstanding seller financing loans totaling $2,805,929 that were used to purchase farm groups that comprise the Company’s productive farmland. The loans are payable through December 2026 and are secured by rights in the trusts where we hold these farm assets. As of December 31, 2025, approximately $1.3 million remained outstanding under obligations owed to one previous farm owner, entered into on December 16, 2021 and maturing on December 31, 2026, and approximately $1.3 million remained outstanding under obligations owed to a second previous farm owner, entered into on July 11, 2022 and maturing on December 31, 2026, both of which we expect to pay using the net proceeds of this Offering. These obligations do not bear interest and have varied payment schedules.

Equity Issuances

In January 2024 and December 2024, the Company commenced two consecutive offerings pursuant to Rule 506(c) of Regulation D of Class A Common Interests for $20,000,000 of equity financing that the Company completed in 2024 and into the first half of 2025. The Company used the financing primarily to fund farm acquisitions, infrastructure construction and working capital needs.

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In June 2025, the Company commenced a private offering of its Class A Common Interests exempt from registration pursuant to Section 4(a)(2) of the Securities Act. In September 2025, the Company commenced an offering of Class A Common Interests pursuant to Rule 506(c) of Regulation D under the Securities Act. Collectively, through April 13, 2026, the Company issued an aggregate of 14,941.73 Class A Common Interests for gross proceeds of approximately $16,735,294. The last subscription for these offerings was received on May 15, 2026. Subsequent to May 15, 2026, the Company issued an additional 543.04 Class A Common Interests to existing interestholders who previously invested in the Company’s Regulation D offerings for gross proceeds of approximately $770,000. The Company has used, and intends to continue to use, the net proceeds from the offerings to fund infrastructure buildout, working capital needs, and the expansion of its U.S. roasted coffee operations.

In November 2025, the Company commenced an offering of Class B Common Interests at a price of $1.00 per interest pursuant to Regulation Crowdfunding. The Company issued 5,364,116 Class B Common Interests, including bonus interests, for total gross proceeds of $4,754,788 plus a 3.5% transaction fee. The offering terminated on March 31, 2026. The Company is using and intends to further use the net proceeds primarily to fund its U.S. sales expansion and for working capital purposes.

Trend Information

This year, the Company expects to experience significant growth year-over-year in proprietary coffee production driven by an expansion of cultivated acreage entering its period of productivity and increased yields per hectare from improved farm management. In addition to an expected increase in production, the Company expects to continue to shift its revenue mix toward higher-value products through the sale of roasted coffee products into the U.S. and Canada.

Sales of roasted coffee, largely started during 2025, have grown meaningfully through 2025 and into the start of 2026, supported by the development of commercial relationships with third party distribution and brokerage providers and new customer acquisition with the use of our unique farm-direct sales concept. Sales of green coffee are expected to continue to decline year-over-year as the Company prioritizes capital allocation and operational focus toward the expansion of its roasted coffee business. For the inventory build-up over this period, the Company’s primary strategy has been to ensure sufficient stock ahead of peak sales periods while managing working capital efficiently.

The Company’s book of sales for roasted coffee has strengthened from 2025, reflecting both repeat purchases from existing clients and onboarding of new customers across our omnichannel sales strategy. The Company has generally been able to maintain pricing discipline for its roasted coffee products due to its focus on quality, consistency and its sustainability/traceability story, although margins may be affected in periods of heightened commodity price volatility such as we have experienced over the last several years and where the Company is required to participate in slotting, allowance and marketing programs with retail partners.

We expect that the Company will sell coffee that it does not sell through its roasted coffee business line in the U.S. and Canada in Colombia through new daily sales agreements with strategic partners that establish pre-defined offload prices for our coffees. Sales of coffee through Colombian channels generally experience lower gross margins versus sales of roasted coffee products in the U.S and Canada given their commodity nature but enable a faster cash conversion cycle.

The Company has experienced increases in input costs, including fertilizers, logistics and labor during both 2025 and year to date 2026. Minimum wage increases in Colombia during both 2025 and 2026, along with broader inflationary pressures, have contributed to a higher cost base versus previous periods. International conflicts in the Middle East have also contributed to rising fertilizer prices. In response, the Company has implemented targeted workforce reductions, operational efficiency strategies and other cost optimization measures to limit controllable cost inputs. During 2026, the Company expects to benefit from economies of scale and improved operational efficiencies as production volumes increase and infrastructure investments are more fully utilized versus 2025.

The Company expects several ongoing industry and company-specific trends will influence its operating performance in 2026. Global coffee markets continue to experience price volatility driven by supply constraints, rising input costs, weather variability and shifting demand patterns. To the extent that the Company sells coffee as a commodity product, it may benefit from periods of elevated prices. However, such benefits may be partially offset by increases in input costs and higher operational expenses as described above. The Company is also continuing to scale its production base as additional coffee lots enter their productive phase, which is expected to increase total output and contribute to lower per-unit production costs over time. The Company also expects to materially increase its coffee cherry purchasing program from 2025 to 2026 to increase its production output and reduce downtime at its operating mills now that it has established same-day sales options that materially reduce its trading risk, subject to capital availability.

In 2025, the Company launched its roasted coffee business in the United States and observed strong demand for traceable, sustainably produced coffee at scale. Management believes this demand trend is likely to continue based on ongoing engagement with existing and prospective customers. As the Company continues shifting a greater portion of its sales towards roasted coffee and other downstream products, management believes its business model increasingly provides a natural hedge against commodity price volatility. When commodity prices are elevated, margins on roasted coffee products may compress while production margins improve. Conversely, when commodity prices decline, roasted product margins may expand while production margins contract. This shift toward higher-value channels, including branded, direct-to-consumer and value-added products such as roasted coffee and ready-to-drink beverages, is expected to contribute to revenue growth and improved margin profiles over time, although it requires continued investment in marketing and working capital.

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The Company anticipates variability in quarterly results over the next several years due to the timing of harvest cycles, customer orders, shipment schedules and scaling of its operations, among other factors, which may result in fluctuations in reported revenues and profitability that are not necessarily indicative of long-term performance. Additionally, the Company is actively pursuing larger commercial contracts that, if executed, could represent a material portion of its annualized revenues. These opportunities reflect a shift toward larger-scale customer relationships, but may also increase revenue concentration. The structure and payment terms associated with such contracts may impact the Company’s liquidity and working capital requirements as certain arrangements may require the Company to procure, process and deliver significant volumes of coffee in advance of receiving payment. As a result, the Company’s ability to manage working capital and access sufficient liquidity will be an important factor in executing on these opportunities.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of our financial statements requires us to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Our estimates are based on our historical experience, knowledge of current events and actions we may take in the future, and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The estimates affecting the consolidated financial statements include, but are not limited, to useful lives of property, plant and equipment, valuation of deferred tax assets, recoverability of property, plant and equipment, and estimates used to assess the value of intangible and biological assets. Our significant accounting policies are described in Note 1 to the audited consolidated financial statements.

Accounting Pronouncements

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

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DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The following table sets out the Company’s officers, directors and significant employees as of the date of this Offering Circular.

Name	Position	Age	Term of Office (if indefinite, give date appointed)
Executive Officers
Cole Shephard	Co-Chief Executive Officer	42	June 13, 2017
Adam Jason	Co-Chief Executive Officer	40	June 13, 2017
Ted Skodol	President – North America	52	November 13, 2023

Directors
Cole Shephard	Chairman	42	June 13, 2017
Adam Jason	Vice Chairman	40	June 13, 2017

Significant Employees
Wayne Duan	Senior Vice President of Marketing and Chief Digital Officer	42	January 5, 2026
Rodrigo Palma	Senior Director of Supply Chain – North America	42	July 21, 2025
Anthony Vaccaro	Vice President – Wholesale Sales	55	May 15, 2024

Cole Shephard

Cole Shephard is one of our Co-Chief Executive Officers and Chairman and shares his time between the Company’s operations in Colombia and the United States. He is the founder of the Company and has served as Co-CEO since 2025 and Chairman since inception. Prior to founding the Company in 2017, Cole spent eight years at PricewaterhouseCoopers, where he specialized in accounting, advisory, and consulting services across multiple industries, including financial services, healthcare, and energy. He worked in the United States, Bermuda, Hong Kong, and Beijing, advising on global mergers and acquisitions, business valuation, due diligence, and cross-border transactions, including deals valued in the billions of dollars. Cole holds a bachelor’s degree in accounting and finance and a master’s degree in accounting from North Carolina State University, where he graduated as valedictorian. He became a licensed Certified Public Accountant in 2008. Effective May 31, 2026, upon the resignation of the company’s Global Chief Financial Officer, Ivonne Windmüller Palacio, Cole acts as the Company’s principal financial officer and principal accounting officer. The Company is currently conducting a search for a new Chief Financial Officer, expected to be based in the Company’s U.S. headquarters.

Adam Jason

Adam Jason is one of our Co-Chief Executive Officers and Vice Chairman and serves on the Company’s Board of Directors. He is based primarily in the United States. He joined the organization in 2017 after eight years practicing law in the United States. Adam specializes in corporate finance, governance, securities regulation, and international business transactions, having advised on debt and equity offerings exceeding $10 billion, including initial public offerings. He previously worked at international law firms including Jones Day and Vinson & Elkins LLP, representing major investment banks such as JP Morgan, Morgan Stanley, Citibank, and Goldman Sachs, as well as global consumer brands. Adam holds a bachelor’s degree from Ithaca College and a Juris Doctor from New York Law School, where he graduated magna cum laude.

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Ted Skodol

Ted Skodol is our President – North America since April 2026. From November 2023 to April 2026, Ted served as the Chief Revenue Officer of the Company prior to his promotion to President – North America. Prior to joining the Company in November 2023, Ted served as Vice President of Sales and Marketing at Intelligentsia Coffee from 2016-2023 where he led a team responsible for revenue across retail and foodservice channels, including major customers such as Whole Foods, Target, and Safeway. Earlier in his career, Ted spent seventeen years at Unilever, where he held senior sales and marketing roles in both the United States and the Netherlands, managing large-scale commercial operations.

Wayne Duan

Wayne Duan is our Senior Vice President of Marketing and Chief Digital Officer, a position he has held since January 2026, based in the Company’s U.S. headquarters. He brings over 15 years of experience leading global B2C, eCommerce, and omnichannel growth initiatives at Fortune 500 consumer goods companies. Prior to joining the Company, Wayne held senior leadership roles at Constellation Brands from 2018-2025, where he helped build and scale their global eCommerce and omnichannel business across the United States and select international markets. In that role, he led digital transformation initiatives that delivered consistent double-digit revenue growth while improving profitability and operational efficiency, and oversaw the expansion of well-known consumer brands including Modelo, Corona, and Pacifico. Earlier in his career, Wayne held senior leadership roles at Walgreens, where he ultimately served as General Manager of the company’s online business. At the Company, Wayne is responsible for leading digital and eCommerce strategy, driving customer acquisition and retention, and supporting both direct-to-consumer and wholesale growth initiatives.

Rodrigo Palma

Rodrigo Palma is the Senior Director of Supply Chain at the Company since July 2025, based in the Company’s U.S. headquarters. He brings over 20 years of international leadership experience across supply chain, operations, and business transformation, with a track record of driving growth, improving service, and optimizing working capital in complex global organizations. Prior to joining the Company, Rodrigo held leadership positions at Ingredion from 2021 to July 2025 and Cargill, Bunge, and Votorantim, where he led strategic initiatives across planning, logistics, inventory management, customer operations, and supply chain integration throughout the Americas. He has extensive experience building processes, developing teams, and leading cross-functional transformation in fast-paced and highly demanding environments. At the Company, Rodrigo is focused on building the supply chain foundation, capabilities, and scalability required to support the Company’s next phase of growth.

Anthony Vaccaro

Anthony Vaccaro is our Vice President – Wholesale Sales, a position he has held since May 2024, based in the Company’s U.S. headquarters. Anthony brings over 25 years of experience in specialty coffee sales and distribution. Prior to joining the Company, he worked as Director of Sales and Distribution for Intelligentsia Coffee from 2017-2024. He has also held senior roles with other industry leaders, including CBC Specialty Beverage, Monin Gourmet Flavoring and Lavazza Premium coffees. He is specialized in distributor management, business development, wholesale, foodservice and retail markets.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2025, we compensated our three highest-paid directors and executive officers as follows. The Company does not pay any compensation to its Co-CEOs, Cole Shephard and Adam Jason, for their employment. Instead, Mr. Shephard and Mr. Jason receive compensation as the owners of Legacy Group Panama Consulting, S.A., the parent company of LMAC, which receives management and other fees as described in “Interest of Management and Others in Certain Transactions.”

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)		Total compensation ($)
Cole Shephard	Co-CEO	$--	$--		$--
Adam Jason	Co-CEO	$--	$60,542	(1)	$60,542
Ivonne Windmüller Palacio(3)	Former Global Chief Financial Officer and Acting President of Colombia	$146,724	$--		$146,724
Ted Skodol	Chief Revenue Officer	$355,833	$26,129	(2)	$381,962

(1)	Other compensation relates to housing, living and U.S. relocation expenses
(2)	Other compensation relates to reimbursement for expenses for a car rental and company phone plan, including a tax gross up.
(3)	Ivonne Windmüller Palacio resigned from the Company effective May 31, 2026. The resignation was for personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

The Company did not provide any cash or equity compensation to its board members with respect to their service as directors for the year 2025.

Employment Agreements

The Company has entered into an employment agreement with Ted Skodol. In addition to his base salary of $385,000, he is eligible to receive bonus compensation consisting of a personal performance bonus and a company performance bonus. Mr. Skodol is eligible to receive a personal performance bonus of up to 50% of his base salary. The actual payout is determined by the Company’s Board in its discretion after the Company’s fiscal year-end based on his individual performance in connection with key performance indicators (“KPIs”) set forth in the agreement. Mr. Skodol is also eligible for an annual Company performance bonus in cash equal to 1% of the EBITDA of the Company. The actual payout is also determined by the Company’s Board in its discretion after the Company’s fiscal year-end based on his individual performance as determined in the discretion of the Board. Mr. Skodol was not paid a bonus in 2025.

Mr. Skodol’s employment agreement also includes severance benefits in the event the Company terminates his employment other than for cause. At the time of execution of the employment agreement in 2023, Mr. Skodol also received a grant of 83.33 restricted stock units (“RSUs”) to acquire Class A Common Interests that were subject to a vesting schedule of up to three years. Mr. Skodol and the Company converted those RSUs to 312.5 options to acquire Class A Common Interests of the Company in 2026.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets out, as of the date of this Offering Circular, our voting securities that are owned by executive officers and directors, and other persons holding more than 10% of our voting securities or having the right to acquire those securities.

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable		Percent of class
Class A Common Interests	Cole Shephard (2)	9,960.66	56,499.36	(3)	49.9%
	Adam Jason (4)	10,118.28	56,499.36	(3)	50.1%
	All executive officers and directors as a group (3 persons)	20,078.94	113,311.22	(5)	100%

Class B Common Interests	Green Coffee SPV CF I LLC	5,042,269	--		94%
	Cole Shephard (6)	160,923.5	2,521,134.5		50%
	Adam Jason (6)	160,923.5	2,521,134.5		50%
	All executive officers and directors as a group (3 persons)	321,847	5,042,269		100%

(1)	Unless otherwise indicated, the address of all listed holders is c/o Green Coffee Company Holdings, LLC, 1301 West 22nd St. Suite 310, Oak Brook, Illinois, 60523
(2)	Consists of 9,161.14 Class A Common Interests held of record by LMAC, over which Mr. Shephard exercises voting and dispositive power with respect to the interests, as a result of his 50% interest in Legacy Group Panama Consulting, S.A., the parent company of LMAC. This number also includes 816.84 Class A Common Interests held directly by Mr. Shephard that he purchased in his individual capacity as an investor in the Company.
(3)	Consists of a total of 112,998.72 Class A Common Interests, over which Mr. Jason and Mr. Shephard exercise voting and dispositive power with respect to the interests, as a result of their respective 50% interests in Legacy Group Panama Consulting, S.A., the parent company of LMAC, which acts as power-of-attorney for investors holding the Class A Common Interests and executive officers holding options exercisable for Class A Common Interests.
(4)	Consists of 9,161.14 Class A Common Interests held of record by Legacy Management Americas Corp., over which Mr. Jason exercises voting and dispositive power with respect to the interests, as a result of his 50% interest in Legacy Group Panama Consulting, S.A., the parent company of LMAC. This number also includes 974.46 Class A Common Interests held directly by Mr. Jason that he purchased in his individual capacity as an investor in the Company.
(5)	Includes 312.5 vested options exercisable on a 1-to-1 basis for Class A Common Interests in the Company.
(6)	Comprises a total of 5,364,116 Class B Common Interests, 5,042,269 over which Mr. Jason and Mr. Shephard exercise voting and dispositive power by power-of-attorney and 321,847 over which Mr. Jason and Mr. Shephard exercise voting and dispositive power as a result of their respective 50% interests in Legacy Group Panama Consulting, S.A., the parent company of LMAC, as described in below in “Interest of Management and Others in Certain Transactions”.

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INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Operating Agreement contains provisions authorizing the Company to pay certain management compensation to LMAC. The Company’s Co-CEOs, Cole Shephard and Adam Jason, are the sole owners of LMAC and do not otherwise receive compensation from the Company for the performance of their duties as executive officers and directors of the Company other than certain housing, living and U.S. relocation expenses paid to Mr. Jason as disclosed above in “Compensation of Directors and Executive Officers.”

Management Compensation and Equity Position

The Company pays LMAC, now and on a go-forward basis, (a) payments for capital raise expenses and (b) an annual management fee (together, the “Management Fee”) for the period from and including the initial investment by an investor in Common Interests through any final distribution of the Company’s assets (should this event occur), payable quarterly in advance, equal to the aggregate sum of the product of (i) all proceeds from an investor’s investment plus debt financing and/or preferred equity financing that LMAC primarily sources multiplied by (ii) 2% per annum.

Additionally, LMAC has been issued a non-dilutable, permanent equity position in the Company equal to eleven and one-half percent (11.5%) of all Class B equity interests in the Company to be sold in this Offering for having founded the Company and its business and for substantial additional contributions to the Company. LMAC retains a six percent (6%) non-dilutable position in all equity securities of the Company issued prior to this Offering including its Class A Common Interests and the Class B Common Interests issued in its Regulation CF offering.

LMAC was eligible to receive $3,260,656.68 and $4,130,815.70 as a Management Fee in the years ended December 31, 2025 and December 31, 2024, respectively (the “LMAC Fees”). For the years ended December 31, 2025 and December 31, 2024, LMAC actually received $407,282.57 and $674,129.03, respectively, in cash amounts. While LMAC was eligible to receive the remaining balances of the LMAC Fees in cash, LMAC waived receipt of those cash payments in exchange for Class A Common Interests in the Company equal to 2,607.46 Class A Common Interests for 2025 and 3,158.78 Class A Common Interests for 2024 so that the Company could instead continue to invest in its business operations. During such periods, LMAC also received 368.06 Class A Common Interests to maintain its 6% non-dilutable position in the Company in the outstanding equity interests of the Company. The equity and cash was not always issued or paid at the moment the LMAC Fees were earned in order to provide the Company flexibility in terms of payment. For example, $1,407,643.31 of the total balance of Management Fee earned in 2025 was actually received as part of a later equity issuance at the end of the first quarter of 2026, including what was netted against cash received during that period.

Performance Bonuses

The Company will pay LMAC for the period from and including the initial investment in the Common Interests through any final distribution of the Company’s assets (should this event occur), an annual performance bonus and an applicable exit sale bonus (together the “Performance Bonuses”) should certain performance related targets be reached. The Performance Bonuses are split into two components referred to as the “Annual Performance Bonus” and the “Exit Sale Bonus”.

Annual Performance Bonus

LMAC is entitled to an Annual Performance Bonus for the period from and including an initial investment in the Common Interests through any final distribution of the Company’s assets (should this event occur) that is as twenty-five percent (25%) of the total annual net income from the operations of the Company. In the case of the Class A Common Interests, the Annual Performance Bonus will only be calculated on amounts of net income over the “Hurdle Rate,” which is an annual 6% preferred and cumulative investment return on the Class A Common Interests. See “Securities Being Offered – Common Interests — Distributions.”

The Company did not pay LMAC any Performance Bonuses in the years ended December 31, 2025 or December 31, 2024.

Exit Sale Bonus

In the event of a sale of the Company or other substantially similar refinancing transactions with respect to the effect to the holders of the Common Interests at the discretion of LMAC or in the case of a registered public offering, LMAC and the holders of the Common Interests will share in the equity return of the Company (or in the case of a registered public offering, the market value for the Company immediately prior to the trading of the Common Interests) in accordance with the following.

In the case of any such event, distributions will be made in the following order, subject to payments previously made during the course of holding the Common Interests, including those made to any predecessor holder of such Common Interests:

(1)	to the holders of the Class A Common Interests and LMAC up to their Total Investment Amounts (as defined below); and an equivalent to their 6% annual hurdle rate during the time in which they were invested in the Company;
(2)	to the holders of the Class B Common Interests up to their Total Investment Amounts: and
(3)	lastly, a split of the remaining proceeds of 75% to the holders of Common Interests and 25% to LMAC.

“Total Investment Amount” is the amount effectively paid by the applicable holder.

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SECURITIES BEING OFFERED

We are a Delaware limited liability company organized on May 6, 2020 under the Delaware LLC Act, issuing limited liability company interests pursuant to our second amended and restated limited liability company agreement, dated as of May 15, 2026 (the “Operating Agreement”). The limited liability company interests in our Company are denominated in common equity interests (“Common Interests”) and, if created in the future, preferred limited liability company interests (“Preferred Interests”). Our Operating Agreement provides that we may issue an unlimited number of Common Interests with the approval of our Board of Managers (the “Board”) and without member approval.

All of the Common Interests offered by this Offering Circular will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the Common Interests, as determined by our Board, the holders of such Common Interests are not liable to us to make any additional capital contributions with respect to such Common Interests (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the Delaware LLC Act). Except as set forth in investor or subscription agreements entered into between the company and individual investors, holders of Common Interests have no conversion, exchange, sinking fund or appraisal rights, no pre-emptive rights to subscribe for any securities of our Company and, no preferential rights to distributions.

The Company has designated two classes of Common Interests, Class A and Class B. The Company is offering Class B Common Interests to investors in this Offering.

The following descriptions summarize important terms of our capital stock. This summary reflects the Company’s Operating Agreement and the terms of the Class A Common Interests and Class B Common Interests set forth therein and in the subscription agreement relating to the Class B Common Interests offered in this Offering and does not purport to be complete and is qualified in its entirety by the Operating Agreement and such subscription agreement, which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part. To the extent there is any conflict between the Operating Agreement and any subscription Agreement, the terms of the applicable subscription agreement controls. For a complete description of the Company’s capital stock, you should refer to our Operating Agreement, the subscription agreement and applicable provisions of the Delaware LLC Act.

The Operating Agreement authorizes the Company to issue an unlimited number of Common Interests. The Company is authorized to issue an unlimited number of Class A Common Interests and Class B Common Interests. As of the date of this Offering Circular, the Company’s issued and outstanding capital consists of 133,077.86 Class A Common Interests and 5,364,116 Class B Common Interests. The total number of Class A Common Interests subject to awards under the 2025 Profits Incentive Plan is 3,134.

Common Interests

Voting Rights

Holders of our Common Interests have a right to vote on any matter that is submitted to a vote of the Company’s members. Holders are entitled to one vote per share. However, pursuant to the Operating Agreement, all investors in the Company’s private placements and Regulation CF offering have granted a power-of-attorney to LMAC to vote their interests on all matters, effectively rendering the Common Interests non-voting. Moreover, the subscription agreement that investors in this Offering will be required to execute contains the same power-of-attorney. See “—Power of Attorney” below for further information.

Distributions

LMAC, as asset manager, may in its sole discretion (but shall not be required to) cause the Company to make distributions and dividends of cash, securities and other property to the holders of Common Interests at any time and from time to time. Except as may be provided in the Operating Agreement, dividends or distributions will be made in the following order: (1) to any then outstanding class of Preferred Interests having prior rights to distributions in proportion to their respective Preferred Interests, until the unrecovered Preferred Return, if any, as defined in the Operating Agreement, in respect of each then outstanding Preferred Interest has been reduced to zero; (2) in the case of a distribution in connection with an approved sale, a drag-along transaction, or any other transaction that would reasonably be expected to result in a liquidation, dissolution, change in control, termination or winding up of the Company, to the holders of Preferred Interests, if any, in proportion to their respective Preferred Interests, until the unrecovered Preferred Return (if any) in respect of each then outstanding Preferred Interest has been reduced to zero; and (3) to the holders of the Common Interests in proportion to their percentage interests.

Holders of Class A Common Interests are entitled to an annual 6% preferred and cumulative investment return on their investments (“Hurdle Rate”). In the event of a sale of the Company, the Class A Common Interests holders must receive the Hurdle Rate prior to any payments to the holders of the Class B Common Interests and prior to any Exit Sale Bonus payable to LMAC. See also “Interest of Management and Others in Certain Transactions.” To date, the Company has not made any payments to the Class A Common Interests.

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Transfer Restrictions

Except as otherwise expressly permitted pursuant to the Operating Agreement, holders of Common Interests may not sell, assign, transfer, pledge, encumber, mortgage, grant a security interest in or otherwise dispose of all or any of its interest in or withdraw from an investment in the Company absent the prior written consent of the Board.

Right of First Offer

The Operating Agreement obligates a holder of Common Interests that seeks to transfers its Common Interests, whether voluntarily or involuntarily (such as in the event of bankruptcy or escheat or other similar proceeding) to offer to the Company, first, LMAC, second, and other holders of Common Interests, third, the right to purchase the Common Interests of a holder that wishes to sell their Common Interests prior to any sale to a third party that does not already own Common Interests of the Company.

Drag-Along Right

The Operating Agreement contains a “drag-along provision” related to any proposed transfer by members or members that control the voting power of the Company (a “Dragging Members”) of 80% or more of the Common Interests (an “Approved Sale”). Holders agree that in connection with an Approved Sale, then such holders of Common Interests will take any action as may be reasonably requested by the Board or the Dragging Members in connection with consummating the transaction, vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters’ rights with respect to such transaction and deliver any documentation or take other actions reasonably requested by the Board or the Dragging Members in connection with the transaction.

The drag-along provision further states that if the consideration to be paid in such a transfer includes any indebtedness or securities, the receipt of which by the holder would constitute a violation of any applicable securities law or impede the consummation of an Approved Sale based on the terms and conditions offered by the purchaser in such Approved Sale, then the Board may require the holders participating in the Approved Sale to receive, in lieu of such indebtedness or other securities, the fair market value of their Common Interests in cash, determined in accordance with the Operating Agreement.

Piggyback Registration Right

If the Company proposes to sell or issue Common Interests in a broadly marketed offering requiring compliance with the public offering registration requirements of the U.S. securities laws, and such offering is not for the purpose of funding a single project or series of related projects, whether or not for sale for its own account, the Company will offer holders of Common Interests the right to sell their Common Interests in the offering, subject to certain limitations on the number that may be sold, prior to soliciting investments from third parties in such offering.

Tag-Along Rights

No member or group of members acting collectively (the “Selling Members”) may transfer any Common Interests (or equivalents) to any unaffiliated person or group of Persons acting collectively which would result in such person or group owning fifty percent (50%) or more of the Common Interests of the Company unless each of the other members holding Common Interests is offered a pro rata right, on a fully-diluted basis, to participate in any such sale for a purchase price per Common Interest and on other terms and conditions not less favorable to such other members than those applicable to the Selling Members (including executing and delivering purchase agreements and other documents being executed and delivered by the Selling Members).

Market Stand-Off

The subscription agreement that investors will execute in connection with this Offering contains a “market stand-off” provision in the event of a proposed public offering. During the period, not to exceed 180 days, commencing on the effective date of a registration statement relating to the IPO or any merger with or into a special purpose acquisition company and ending on the date specified by the Company and the managing underwriter of the IPO, investors agree not to transfer any equity securities of the Company held by the investor, or securities convertible or exercisable or exchangeable for equity securities, without the prior written consent of the managing underwriter. Investors agree to execute any agreements as may be reasonably requested by the underwriters of the IPO or merger to effect the market stand-off. Investors in the Company’s previous offerings have agreed to a similar market stand-off provision.

Power of Attorney

The subscription agreement that investors will execute in connection with this Offering contains an irrevocable power-of-attorney authorizing LMAC to vote their securities.

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Rights and Preferences

Holders of the Common Interests have no preemptive, conversion, anti-dilution or other rights, and there are no redemptive or sinking fund provisions applicable to the Common Interests.

Forum Selection Provisions

The subscription agreement provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement not arising under the federal securities laws.  Further, the agreement provides that the federal district courts of the United States is the exclusive forum for all actions or proceedings relating to the subscription agreement arising under the Securities Act.

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

36

PLAN OF DISTRIBUTION

The Company is offering up to 55,207,949 Class B Common Interests plus up to 11,041,589 Bonus Interests, for an aggregate of 66,249,538 Class B Common Interests. The Offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the Offering Statement of which this Offering Circular forms a part may be used for up to three years and 180 days under certain conditions.

The minimum investment in this Offering is 910 Class B Common Interests, or $1,001, plus the Transaction Fee of 3.5% of the investment.

We plan to market the securities in this Offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular on an online investment platform invest.greencoffeecompany.com.

Any participation of our officers and directors in selling efforts for all classes of securities in this Offering will be conducted in accordance with Rule 3a4-1 under the Exchange Act. None of our officers or directors are subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. None of our officers or directors will be compensated in connection with their participation in the Offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. None of our officers or directors are, or have been within the past 12 months, a broker or dealer, and none of them are, or have been within the past 12 months, an associated person of a broker or dealer. At the end of the Offering, our officers and directors will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities.

The Company may undertake one or more closings on a rolling basis. For additional information regarding this process, see “— Investor’s Tender of Funds,” below. Once an investor has tendered funds to purchase securities in this Offering, the timing of the completion of the sale may be delayed for a month or longer due to clearance procedures that the Broker needs to complete prior to purchase. Under federal law, the Broker must perform certain processes related to their regulatory obligations regarding anti-money laundering and “know your customer” rules, including verification of the investor’s identity and status. If there are errors or incomplete information that needs to be resolved to complete the subscription, the Broker will generate emails instructing the investor on what to do to complete the process. During this process, the investor’s funds will be held in a segregated deposit account pending closing or termination of the offering.

After each closing, funds tendered by investors will be available to the Company.

DealMaker Services

DealMaker Securities, LLC, a broker-dealer registered with the Commission and a member of FINRA, has been engaged to provide operational processing, compliance, and administration of the Company’s best efforts offering. Although this role differs from that of a traditional underwriter in that the Broker does not purchase any securities from the Company with a view to sell such for the Company as part of the distribution of the security, the Broker is a statutory underwriter under Section 2(a)(11) of the Securities Act. Affiliates of Broker have also been engaged to provide technology services and marketing advisory services, specifically Novation Solutions Inc. O/A DealMaker and DealMaker Reach, LLC.

Commissions and Discounts

The following tables shows the total discounts and commissions payable (variable depending on the total amount raised, as shown below) to the placement agents in connection with the Class B Common Interests offered in this Offering:

Per Share
Public Offering Price	$1.1000
Public Offering Price Plus Transaction Fee (3.5%)	$1.1385
Underwriting Commission (4.25%) (1)	$0.04839
Proceeds, before expenses, to us	$1.09011

(1)  Based on the per interest price of $1.10 plus the Transaction Fee. In addition to the 4.25% commission, affiliates of the Broker have been engaged for technology and marketing related services. Together with the Underwriting Commissions, total potential compensation to the Broker and its affiliates would not exceed $3,989,805.59.

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Bonus Interests

After subscribing for the full price for the purchased securities, certain investors in this Offering are eligible to receive additional Class B Common Interests equal to an amount that is 5% to 20% of the number of interests purchased for no additional consideration paid (“Bonus Interests”). Investors who purchase Class B Common Interests are eligible to receive Bonus Interests based on their status as a current interestholder or because of engagement during the TTW period, or if their investment size is at or above certain thresholds (as denoted in the table below). Investors will not be required to provide additional consideration, whether cash or non-cash, in order to receive Bonus Interests. Those investors not eligible for the maximum value of Bonus Interests will experience additional dilution compared to investors receiving the maximum amount of 20% Bonus Interests.

Bonus Interests have identical rights, privileges, preferences as well as restrictions to the Class B Common Interests purchased. The Transaction Fee will be assessed on the per interest price of $1.10. There will be no Transaction Fee with respect to the Bonus Interests. No additional consideration will be received by the Company for the issuance of Bonus Interests and the Company will absorb the cost of the issuance of the Bonus Interests. Up to 11,041,589 Bonus Interests are available in this Offering.

Bonus Interests relating to the amount of investment will be determined on a single transaction and are not cumulative of multiple purchases. Fractional interests will not be distributed, and Bonus Interests will be determined by rounding down to the nearest whole interest.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Interests and will not receive any compensation related to the Bonus Interests.

Bonus Interests for Certain Investors (Up to 20%)

Certain investors in this Offering are eligible to receive Bonus Interests for no additional consideration. The number of Bonus Interests investors in this Offering are eligible to receive and the criteria for receiving such Bonus Interests is as follows:

(i)	“Reserved” Interests. Prior to the qualification by the Commission of the Company’s Offering Statement, the Company will offer investors the opportunity to “reserve” Class B Common Interests through a reservation process on its investment website at invest.greencoffeecompany.com. On our investment website, the investor may select the “Reserve Shares” button or the “Join Waitlist” button, which will bring the investor to a new page where the investor will be able to input their name and email address. Their reservation is finalized by clicking the “Submit” button. Investors who reserve Class B Common Interests or add themselves to the waitlist in this manner become part of a class of prospective investors who are eligible to receive 5% additional Bonus Interests on their actual investment (rounded down to the nearest whole interest), once the investor submits a subscription and tenders funds as described in “—Investor’s Tender of Funds” following qualification of the Offering Statement by the Commission. For example, if an investor reserves 100 Class B Common Interests, and after qualification of the offering statement by the Commission and commencement of the Offering subcribes for and purchases 100 Class B Common Interests, such investor will receive an additional 5 Class B Common Interests for a total of 105 Class B Common Interests. “Reserving” Class B Common Interests during the TTW period is simply an indication of interest. There is no binding commitment by the Company or the investor at the time of the reservation. Investors that reserve Class B Common Interests in this manner have no obligation to invest and purchase the Company’s Class B Common Interests reserved, nor is there any obligation for an investor that has reserved Interests to purchase any Class B Common Interests whatsoever. Investors who visit the Company’s investment website when the Company does not have a live unaccredited investment round will automatically see the Reserve Interests button.

(ii)	Investment Amount. Investors will be eligible to receive Bonus Interests based on the amount of their investment in this Offering. The below table summarizes the available bonus by amount invested:

Amount Invested**	Bonus Interests*
$2,500.30 (2,273 interests) or more	5%
$5,000.60 (4,546 interests) or more	7%
$10,000.10 (9,091 interests) or more	10%
$15,000.70 (13,637 interests) or more	15%
$20,000.20 (18,182 interests) or more	18%
$25,000.80 (22,728 interests) or more	20%

(iii)	Existing GCC Investor. Existing investors in the Company will be eligible to receive Bonus Interests if they also invest in this Offering once the Offering Statement is qualified by the Commission. Each existing investor that invests in this Offering will receive additional Bonus Interests equal to 5% of the number of interests purchased, rounded down to the nearest whole interest.

The maximum amount of Bonus Interests is cumulative across the three categories for earning Bonus Interests, capped at 20%.

Bonus Interest will be applied to each investor following the completion of the subscription in the Offering. The Broker and the Company will verify eligibility through records maintained for reservations, investment amount, previous investments, and waitlists.

*Bonus Interests are cumulative and may stack, subject to a maximum aggregate Bonus Interests of 20% per investor, of their total purchase amount of Class B Common Interests.

**1n order to receive Bonus Interests based on the amount invested, investors must submit a single investment in this Offering that meets the minimum Bonus Interest requirement. Investors will receive the Bonus Interest amount from the highest category for which they are eligible. The amount invested does not include the 3.5% Transaction Fee. Bonus Interests will not be granted if an investor submits multiple investments that only meet the minimum investment condition when combined. Investments made through a self-directed IRA cannot receive Bonus Interests due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse the Bonus Interests because they would be receiving a benefit from their IRA account.

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TAX CONSEQUENCES FOR RECIPIENTS (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME WITH RESPECT TO REWARDS AND BONUSES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

THE COMPANY RESERVES THE RIGHT TO DISCONTINUE ANY OF THE PERKS FOR REGULATORY PURPOSES.

Other Terms

The aggregate compensation payable to the Broker and its affiliates are described below.

Administrative and Compliance Related Functions

DealMaker Securities, LLC will provide administrative and compliance related functions in connection with this Offering, including:

•	Reviewing investor information, including identity verification, performing Anti-Money Laundering (“AML”) and other compliance background checks, and providing the Company with information on an investor in order for the Company to determine whether to accept such investor into the Offering;

•	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;

•	Coordinating with third party agents and vendors in connection with performance of services;

•	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the Offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor’s participation;

•	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;

•	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements;

•	Reviewing and performing due diligence on the Company and the Company’s management and principals and consulting with the Company regarding same;

•	Consulting with the Company on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;

•	Providing white-labeled platform customization to capture investor acquisition through the Broker’s platform’s analytic and communication tools;

•	Consulting with the Company on question customization for investor questionnaire;

•	Consulting with the Company on selection of web hosting services;

•	Consulting with the Company on completing template for the Offering campaign page;

•	Advising us on compliance of marketing materials and other communications with the public with applicable legal standards and requirements;

•	Providing advice to the Company on preparation and completion of this Offering Circular;

•	Advising the Company on how to configure our website for the Offering working with prospective investors;

•	Providing extensive review, training and advice to the Company and Company personnel on how to configure and use the electronic platform for the Offering powered by Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of the Broker;

•	Assisting the Company in the preparation of state, Commission and FINRA filings related to the Offering; and

•	Working with Company personnel and counsel in providing information to the extent necessary.

Such services shall not include providing any investment advice or any investment recommendations to any investor.

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For these services, we have agreed to pay Broker:

•	A one-time payment of $27,500 for accountable expenses to be refunded, if not incurred; and

•	A cash commission equal to 4.25% of each investor’s total cash amount invested in the Offering. If this Offering is fully subscribed, this would be a maximum of $2,671,305.62.

The total compensation paid to Broker for services is a maximum of $2,698,805.62.

Technology Services

The Company has also engaged Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of Broker, to create and maintain the online subscription processing platform for the Offering.

After the qualification by the Commission of the Offering Statement of which this Offering Circular is a part, this Offering will be conducted using the online subscription processing platform of DealMaker through our website, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price through a third party processor by ACH debit transfer or wire transfer or credit card to an account we designate. There is no escrow established for this Offering. We will hold closings upon the receipt of investors’ subscriptions and our acceptance of such subscriptions. We will also be required to pay various third-party expenses to vendors unaffiliated with DealMaker for payment processing, which are not anticipated to exceed 2% of the Offering proceeds.

We have agreed to pay DealMaker:

•	Prior to the Offering’s commencement, a one-time payment of $10,000 and $2,000/month will be paid to DealMaker for up to three months (a maximum of $6,000) for accountable expenses to be incurred and refunded if unused.

•	Once the Offering commences a fee of $2,000 per month will be charged for account management with a maximum of $18,000.

The total compensation paid to DealMaker for technology services is a maximum of $34,000.

Marketing and Advisory Services

The Company has also engaged DealMaker Reach, LLC (“Reach”), an affiliate of Broker, for certain marketing advisory and asset creation services. Reach will advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company’s capital raise marketing budget.

We have agreed to pay Reach:

•	Prior to the Offering commencing, $11,000/month will be paid to Reach for up to three months (a maximum of $33,000) for accountable expenses to be incurred and refunded if unused.

•	Once the Offering commences a fee of $11,000 per month will be charged for marketing management with a maximum of $99,000.

•	Supplementary Marketing Services, as may be authorized by the Company on a case-by-case basis, up to a maximum of an additional $1,125,000 of compensation for acting as the Company’s agent during the Offering.

The total maximum compensation paid to Reach is $1,256,999.97.

The Administrative and Compliance fees, the Technology Services Fees, and the Marketing and Advisory Services Fees described above will, in aggregate, not exceed $3,989,805.59, if the Offering is fully subscribed.

Selling Security holders

No securities are being sold for the account of security holders. All net proceeds of this Offering will go to the Company.

Transfer Agent and Registrar

Dealmaker Transfer Agent LLC will serve as transfer agent to maintain interestholder information on a book-entry basis. We will not issue interests in physical or paper form. Instead, our securities will be recorded and maintained on our interestholder register.

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Investor’s Tender of Funds

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Class B Common Interests. The Company may close on investments on a “rolling” basis (so not all investors will receive their Class B Common Interests on the same date). Investors may subscribe by tendering funds via wire, debit card, credit card, or ACH only, physical checks will not be accepted. Upon acceptance of the investors’ subscriptions, funds tendered by investors will be made available to the Company for its use.

The minimum investment in this Offering is $1,001, or 910 Class B Common Interests. Investors will also be responsible for a 3.5% transaction fee paid at the time of investment. This fee is not considered part of the cost basis of the subscribed Securities but will count against the per investor limit set out in the subscription agreement. These expenses are included in the maximum compensation set forth in the section above.

Investors will be required to subscribe to the Offering via the third-party platform managed by Novation Solutions, Inc., and agree to the terms of the Offering, the subscription agreement, and any other relevant exhibit attached thereto. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence). Pursuant to the subscription agreement, the Company may accept or reject an investor’s subscription in whole or in part and notify the investor of any such rejection.

The Broker has not investigated the desirability or advisability of investment in the Offering, nor approved, endorsed or passed upon the merits of purchasing the Class B Common Interests. Broker is not participating as an underwriter and under no circumstance will it recommend the Company’s securities or provide investment advice to any prospective investor or make any securities recommendations to investors. Broker is not distributing any Offering Circulars or making any oral representations concerning this Offering Circular or this Offering. Based upon Broker’s anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this Offering and no investor should rely on the involvement of Broker in this Offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this Offering should be made directly to the Company.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the Commission. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part to include the company’s recent financial statements.

We may supplement the information in this Offering Circular by filing a Supplement with the Commission.

All these filings will be available on the Commission’s EDGAR filing system. You should read all the available information before investing.

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Green Coffee Company Holdings, LLC

Consolidated Financial Statements

RSM Puerto Rico

Green Coffee Company Holdings, LLC and Subsidiaries

Consolidated Financial Statements

December 31, 2025 and 2024

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

RSM Puerto Rico

PO Box 10528

San Juan, PR 00922-0528

T 787-751-6164

F 787-759-7479

www.rsm.pr

INDEPENDENT AUDITORS’ REPORT

To:	The Board of Directors and Members of

Green Coffee Company Holdings, LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of Green Coffee Company Holdings, LLC and its Subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in members’ capital and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis-of-Matters

Related party transactions

As described in Note 1, the Company is a member of a group of affiliated companies and, as disclosed in the accompanying consolidated financial statements and related notes, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. Our opinion is not modified with respect to this matter.

Correction of prior period errors

As described in Note 2, during 2025, management identified errors in the previously issued consolidated financial statements as of and for the year ended December 31, 2024. Accordingly, the accompanying comparative 2024 consolidated financial statements have been restated to correct these errors. Our opinion is not modified with respect to this matter.

THE POWER OF BEING UNDERSTOOD

ASSURANCE | TAX | CONSULTING

RSM Puerto Rico is a member of the RSM network and trades as RSM. RSM is the trading name used by the members of the RSM network. Each member of the RSM network is an independent accounting and consulting firm which practices in its own right. The RSM network is not itself a separate legal entity in any Jurisdiction.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued or available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore there is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events considered in the aggregate that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

San Juan, Puerto Rico

April 24, 2026.

GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS December 31, 2025 and 2024

		2025	2024 (As restated)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4	$1,003,825	$4,476,925
Accounts receivable-
Trade	5	1,097,968	4,524,728
Other receivables	5	87,878	239,826
Inventories	6	3,641,121	5,070,455
Prepayments		1,611,490	653,362
Current portion of biological assets, net	9	1,641,319	771,813

		9,083,601	15,737,109

PROPERTY, PLANT AND EQUIPMENT, net	7	60,817,913	56,684,114

INTANGIBLE ASSETS, net	8	643,784	752,691

OTHER NON-CURRENT ASSETS		535,277	516,030

RIGHT OF USE ASSET	15	300,091	-

BIOLOGICAL ASSETS, net	9	46,468,533	43,737,875

		$117,849,199	$117,427,819

LIABILITIES AND MEMBERS’ CAPITAL

CURRENT LIABILITIES:
Current portion of long-term debt-
Commercial loans payable	13	$5,292,095	$8,066,192
Operating lease liability	15	57,660	-
Seller financing	14	2,805,929	2,392,834
Payroll benefits payable		356,430	299,770
Accounts payable trade	11	2,429,785	1,308,282
Other payable	12	251,277	236,694

		11,193,176	12,303,772

LONG-TERM LIABILITIES:
Operating lease liability	15	279,110	-
Commercial loans payable	13	11,088,131	12,885,230
Seller financing	14	-	2,542,429
Deferred tax liability, net	16	5,715,766	4,064,342

		17,083,007	19,492,001

		28,276,183	31,795,773

MEMBERS’ CAPITAL	17	89,573,016	85,632,046

		$117,849,199	$117,427,819

The accompanying notes are an integral part of these consolidated statements.

GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME December 31, 2025 and 2024

		2025	2024 (As restated)
NET SALES		$25,904,754	$34,282,583

COST OF SALES		(23,762,007)	(37,842,051)

GROSS PROFIT (LOSS)		2,142,747	(3,559,468)

OPERATING GAINS AND EXPENSES:
Change in fair value of biological assets	10	4,755,781	7,864,388
General and administrative		(10,913,992)	(5,057,255)
Depreciation and amortization	7	(2,121,748)	(1,381,330)
Other operating income		835,494	504,570
Realized exchange rate gain (loss)		504	259,612

		(7,443,961)	2,189,985

OPERATING LOSS		(5,301,214)	(1,369,483)

OTHER NON-OPERATING EXPENSES:
Bank fees and commissions		(140,096)	(139,839)
Tax on financial transactions		(222,562)	(390,263)
Interest expense		(1,557,532)	(1,382,895)
Other expenses		(122,864)	(158,947)

		(2,043,054)	(2,071,944)

LOSS BEFORE PROVISION FOR INCOME TAXES		(7,344,268)	(3,441,427)

PROVISION FOR INCOME TAXES:
Regular	16	-	-
Deferred	16	(1,651,424)	(2,358,792)

		(1,651,424)	(2,358,792)

NET LOSS		(8,995,692)	(5,800,219)

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment		(1,268,187)	776,179
Fair value cross currency swap		911,518	-

		(356,669)	776,179

COMPREHENSIVE INCOME (LOSS)		$(9,352,361)	$(5,024,040)

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

December 31, 2025 and 2024

		Accumulated
	Members’	Other		Total
	Equity	Comprehensive	Retained	Members’
Description	Share	Income (Loss)	Earnings	Capital
MEMBERS’ CAPITAL, December 31, 2023	$62,688,324	$(250,137)	$7,654,854	$70,093,041

Net loss, as restated	-	-	(5,800,219)	(5,800,219)
Issuance of additional shares, as restated	21,474,563	-	-	21,474,563
Fair value cross currency swap	-	(911,518)	-	(911,518)
Foreign currency translation adjustment from subsidiaries, as restated	-	776,179	-	776,179

MEMBERS’ CAPITAL, December 31, 2024 - As restated	84,162,887	(385,476)	1,854,635	85,632,046

Net loss	-	-	(8,995,692)	(8,995,692)
Issuance of additional shares	13,293,331	-	-	13,293,331
Fair value cross currency swap	-	911,518	-	911,518
Foreign currency translation adjustment from subsidiaries	-	(1,268,187)	-	(1,268,187)

MEMBERS’ CAPITAL, December 31, 2025	$97,456,218	$(742,145)	$(7,141,057)	$89,573,016

The accompanying notes are an integral part of these consolidated statements.

GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS December 31, 2025 and 2024

	2025	2024 (As restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,995,692)	$(5,800,219)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,874,229	1,349,735
Amortization of intangibles	204,017	23,567
Amortization of biological assets	6,824	8,027
Amortization of operating lease	36,678	-
Gain arising from changes in fair value of biological assets	(4,755,781)	(7,864,388)
Deferred income tax expense	1,651,424	2,358,792
Change in operating assets and liabilities:
Decrease (increase) in assets-
Accounts receivable	3,578,708	(1,790,802)
Inventories	1,429,334	(1,496,397)
Prepayments and other current and non-current assets	(977,375)	(838,888)
Current portion of biological assets	771,813	497,242
Increase (decrease) in liabilities-
Accounts payable trade	1,121,503	(2,992,691)
Payroll benefits payable	56,660	137,604
Other payable	14,584	(168,966)

Net cash used in operating activities	(3,983,074)	(16,577,384)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of intangible assets	(95,110)	(707,979)
Acquisition and improvements of biological assets	(2,973,306)	(4,402,321)
Acquisition of property, plant and equipment	(2,657,742)	(4,597,266)

Net cash used in investing activities	(5,726,158)	(9,707,566)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares	13,293,331	21,474,563
Proceeds from loan payable	-	17,618,222
Payments to loan payable	(4,571,196)	(451,139)
Payments to seller financing loans	(2,129,334)	(8,111,868)

Net cash provided by financing activities	6,592,801	30,529,778

Effect of fair value cross currency swap	911,518	(911,518)
Effect of exchange rate on cash and cash equivalents	(1,268,187)	776,179

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,473,100)	4,109,489

CASH AND CASH EQUIVALENTS, beginning of year	4,476,925	367,436

CASH AND CASH EQUIVALENTS, end of year	$1,003,825	$4,476,925

The accompanying notes are an integral part of these consolidated statements.

GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated financial statements

December 31, 2025 and 2024

1)	Organization and summary of significant accounting policies:

A)	Organization – Green Coffee Company Inc. was incorporated under the Limited Liability Company Law No. 4 of January 9, 2009 of the Republic of Panama on June 13, 2017 and is engaged in the coffee industry, principally as producer and distributor of coffee. The consolidated financial statements include all subsidiaries and entities in which Green Coffee Company Inc. holds an ownership interest except where otherwise specified.

On May 5, 2020, Green Coffee Company Inc. was converted from a Republic of Panama company to a US company registered in the State of Delaware as a limited liability company and changed its name to Green Coffee Company Holdings, LLC (the “Company” or the “Group”). This conversion and naturalization had no effects on the carrying values of the assets and liabilities of the Company.

As of December 31, 2021, Green Coffee Company Holdings, LLC held a 100% interest in GCC Trading LLC, also a US company registered in the State of Delaware as a limited liability on June 22, 2020, and Green Coffee Company S.A.S., both included in the accompanying consolidated financial statements of the Group. Green Coffee Company S.A.S. (GCCSAS) was incorporated on June 6, 2017 in Medellín, Colombia, and is engaged in coffee planting and growing operations. GCCSAS owns 100% of shares issued and outstanding of Agrosura S.A.S. Zomac (ASAS), incorporated on March 6, 2018 in Antioquía, Colombia.

As of December 31, 2023, Green Coffee Company Holdings, LLC also held a 100% ownership interest in GCC Green Coffee LLC, a U.S. company registered in the State of Delaware on November 10, 2023. GCC Green Coffee LLC is included in the accompanying consolidated financial statements of the Company.

Operations of ASAS include mainly the following activities:

•	Sowing of cultivation, commercialization and export of coffee, fruits, and agro-industrial products in their natural and / or processed state.

•	Wholesale and retail marketing of coffee in its parchment, green and processed forms. Export of coffee.

•	Research of coffee improvement projects with a view to the production of specialty coffee.

The Company is a member of a group of affiliated companies and has extensive transactions and relationships with members of the group; consequently, results may differ from those among unrelated parties.

B)	Summary of significant accounting policies – The accounting policies followed by the Company conform to predominant industry practices that are in accordance with accounting principles generally accepted in the United States of America (US GAAP). The most significant accounting policies followed by the Company are summarized below:

Principles of consolidation – The consolidated financial statements include the account balances and transactions of Green Coffee Company Holdings, LLC and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Controlling interest is determined by majority ownership interest and the absence of substantive third-party participating rights. Investments in affiliates over which the Company has significant influence but not a controlling interest, such as interests in entities owned equally by the Company and a third party that are under shared control, are carried on the equity basis.

GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated financial statements

December 31, 2025 and 2024

Use of estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment, valuation of deferred tax assets, recoverability of property, plant and equipment, and estimates used to assess the value of intangible and biological assets.

Fair value of financial instruments – The carrying amount of the Company´s financial instruments (cash, accounts receivable, accounts payable, accrued liabilities and due from/to related entities) are considered reasonable estimates of fair value due to the short period to maturity.

Cash and cash equivalents – Cash consists of cash held with reputable financial institutions in the United States and the Republic of Colombia. The Group also considers investments in instruments purchased with an original maturity of 90 days or less to be cash equivalents. The Group also classifies amounts in transit from payment processors for customer credit card and debit card transactions as cash equivalents. If these investments are extended for additional terms, exceeding three (3) months, they will be treated as financial instruments.

Trade accounts receivable – The Company sells its products to customers extending credit, generally without requiring collateral, based on the evaluation of the customer’s financial condition.

Allowance for credit losses and doubtful accounts – Allowance for credit losses is determined under the Current Expected Credit Losses (CECL) methodology which uses the loss-rate approach and is measured on a collective (pool) basis when similar risk characteristics exist. Where financial instruments do not share risk characteristics, they are evaluated on an individual basis. The CECL allowance is based on relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. There is no allowance for credit losses as of December 31, 2025 and 2024, and there was no change in the allowance for credit losses during the years ended December 31, 2025 and 2024.

For the year ended December 31, 2025, the Company early adopted Accounting Standard Update (ASU) 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The adoption of this ASU was prospectively and did not have a significant impact on the Company’s financial statements. No transition adjustment was necessary as part of the adoption. The Company elected the practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses. In addition, the Company made an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses. Subsequent collections were evaluated until the date these financial statements were issued when determining the need for an allowance for credit losses.

Inventories – Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Products that are considered to be damaged or expired are written-off.

Inventories of agricultural products are measured at fair value less costs to sell on the date of collection.

GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated financial statements

December 31, 2025 and 2024

Property, plant and equipment – Property, plant and equipment is recorded at cost less accumulated depreciation and amortization. Cost of property, plant, and equipment includes the acquisition price, costs incurred to bring them into operating condition at the current location, and the initial estimate of decommissioning costs. Major renewals and betterments are capitalized while maintenance and repairs, which do not improve or extend the life of the respective assets, are charged to expense as incurred. Upon retirement or other disposal of properties, the related cost and accumulated depreciation and amortization are removed from the accounts. Gains or losses on sale or retirement of property and equipment are reflected in operations. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. Costs of repairs and maintenance are charged to expense while major improvements are capitalized.

Biological assets – The Company measures the biological assets of harvested or collected agricultural products that come from the Company’s biological assets at fair value less costs to sell at the point of harvest or collection. The change in fair value is accounted for as a gain (loss) in the accompanying consolidated statements of operations and comprehensive income.

The Company measures the biological assets of coffee, at the time of initial recognition, and on each reporting date, at cost less amortization. This measurement is the cost as of that date, for the purposes of initial recognition as inventories.

Impairment of long-lived assets – Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The key inputs into the Company’s impairment analysis include, but are not limited to, the holding period, net operating income, and capitalization rates. In such cases, the Company will evaluate the recoverability of such long-lived assets based on estimated future cash flows and the estimated liquidation value of such long-lived assets and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the long-lived asset. If impaired, the long-lived asset will be written down to its estimated fair value.

The Company’s impairment analysis identifies and evaluates events or changes in circumstances that indicate the carrying amount of a long-lived asset may not be recoverable, including determining the period. No impairment charges were recorded during the years ended December 31, 2025 and 2024.

Intangible assets – Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. These assets have been acquired separately, the cost of which includes the acquisition price and any cost attributable to preparing the asset for its intended use. As part of a business combination, its cost corresponds to the fair value on the acquisition date, whose cost corresponds to the fair value on the date it is received. Amortization is distributed systematically over the useful life of the depreciable amount; the amortization charge is recognized as an expense and is recorded from the moment the intangible asset is available for use.

Financial liabilities – Financial liabilities include debt instruments (such as a promissory note or loan payable) and accounts payable in legal and foreign currency. Amortized cost corresponds to the net value of the initial recognition amount less repayments of the principal plus or minus the accumulated amortization, using the effective interest method of any difference between the initial recognition value and the value at maturity. The estimates under the effective interest method include all the contractual conditions of the financial instrument and credit losses incurred. The effective interest rate was determined based on the carrying amount of the financial liability at the time of initial recognition. The amortized cost of a financial liability is the present value of future cash flows payable discounted at the effective interest rate and the interest expense in a period is equal to the carrying amount of the financial liability at the beginning of a period multiplied by the effective interest rate for the period. Variable interest rate financial liabilities are initially recorded at the amount payable at maturity with a periodic re-estimate of cash flows to reflect changes in market interest rates.

GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated financial statements

December 31, 2025 and 2024

Payroll benefits payable – Employee benefits comprise all types of consideration that the Company provides to workers, including senior management, in exchange for their services. In the short term, the benefits to which employees are entitled because of the services provided to the Company, the payment of which will be made within the twelve months following the end of the period. They are recognized as of the reporting date, as a liability after deducting the amounts that have been paid directly to the employees as operating expense.

Leases – The Company accounts for leases following the Financial Accounting Standards Board’s (FASB) Accounting Standard Codification (ASC) 842, Leases (Topic 842).

The Company determines if an arrangement is or contains a lease at inception, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. A contract is or contains a lease when (i) explicitly or implicitly identified assets have been deployed in the contract and (ii) the Company obtains substantially all of the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. The Company also considers whether its service arrangements include the right to control the use of an asset.

The Company made an accounting policy election available under Topic 842 not to recognize right-of-use (ROU) assets and lease liabilities for leases with a term of 12 months or less. For all other leases, ROU assets and lease liabilities are measured based on the present value of future lease payments over the lease term at the commencement date of the lease. The ROU assets also include any initial direct costs incurred and lease payments made at or before the commencement date and are reduced by any lease incentives. To determine the present value of lease payments, the Company made an accounting policy election available to non-public companies to utilize a risk-free borrowing rate, which is aligned with the lease term at the lease commencement date.

The Company has made an accounting policy election to account for lease and non-lease components in its contracts as a single lease component. During the year ended December 31, 2025, the Company recognized a ROU asset and related operating lease liability of approximately $334,000.

Revenue recognition – Revenue and related cost of sales are recorded when performance obligations with the customers are satisfied; generally, this occurs with the transfer of control of the products to customers. Revenues are reduced by discounts or rebates and other similar allowances estimated for customers.

Revenue from service contracts is recognized by the status of completion of the contract. Contract completion status is determined using the method of completion(s) of a physical proportion of the service transaction or employment contract that most reliably measures the work performed.

Other income – Income from interest, royalties and dividends is recorded when it is probable that the entity will obtain economic benefits associated with the transaction and the amount of income can be measured reliably. Interests are recognized using the effective interest method, royalties using the accrual basis in accordance with the essence of the corresponding agreement, and dividends when the members’ right to receive them is established.

Comprehensive income – Comprehensive income consists of net income and certain changes in members’ equity other than transactions with owners. Other comprehensive income (loss) relates to foreign currency translation adjustment and cross currency swaps.

GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated financial statements

December 31, 2025 and 2024

Debt issuance costs – Fees charged by institutions in connection with financing are capitalized and amortized to interest expense under a straight-line method, which approximates the effective interest method. Debt issuance costs related to a recognized debt liability, excluding revolving line of credit, are presented in the consolidated balance sheets as a direct deduction from the carrying amount of that debt liability.

Advertising costs – The Company expenses the costs of advertising the first time the advertising takes place. Advertising costs amounted to approximately $1,086,000 and $372,000 for the years ended December 31, 2025 and 2024, respectively.

Foreign currency transactions

A)	Functional and presentation currency – The subsidiaries, Green Coffee Company S.A.S. and Agrosura S.A.S. Zomac, functional currency is the Colombian peso (COP). These financial statements as of and for the years ended December 31, 2025 and 2024, are prepared using the Colombian peso functional currency set of issued financial statements. In the COP functional currency financial statements, the prevailing year-end rate to convert US dollar denominated financial assets and liabilities was COP $3,733.14 and COP $4,409.15 to USD $1.00 for the years ended December 31, 2025 and 2024, respectively, except for property, plant and equipment and intangible and biological assets for which the average acquisition value was used.

As of and for the years ended December 31, 2025 and 2024, GCC Trading LLC functional currency is the United States dollar (USD) and its financial statements are presented in USD.

B)	Transactions and balances – Foreign currency transactions are translated into the functional currency using an exchange rate set at the beginning of the year, which is reflective of the average prevailing rates. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations and comprehensive income within operating expenses.

Translation differences on non-monetary financial assets and liabilities such as financial liabilities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Translation differences in non-monetary financial assets, such as investments classified as available-for-sale, are included in other comprehensive income.

Income taxes – The taxable profit for the Colombian subsidiaries has been reflected within this report. For the Colombian subsidiaries, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases (temporary differences), and operating losses, and tax credit carryforwards.

GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated financial statements

December 31, 2025 and 2024

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties as income tax expenses.

The Company uses an asset and liability approach in the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the Company’s differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

2)	Correction of prior period errors:

During 2025, management identified errors in the previously issued consolidated financial statements as of and for the year ended December 31, 2024. Management concluded these matters represented prior period errors under ASC 250, Accounting Changes and Error Corrections, rather than changes in accounting principle or estimate. Accordingly, the accompanying comparative 2024 consolidated financial statements have been restated to correct these errors. These corrections did not affect 2025 results of operations, except through the presentation of revised comparative 2024 balances and related beginning members’ capital balances, as applicable.

A)	Revenue recognition – During 2024, management identified that certain revenue recognized by Agrosura S.A.S. had been recorded before the applicable revenue recognition criteria were satisfied because sufficient evidence of the transfer of control to customers had not been obtained as of the original recognition date. These errors related primarily to billings issued to Inversiones Chitacomar and Grupo Tap and resulted in the reversal of previously recognized revenue and related receivable balances in the restated 2024 financial information. On a consolidated basis, the correction of these matters resulted in a decrease in net sales of $2,383,079 and a decrease in trade accounts receivable of $2,370,102, as of and for the year ended December 31, 2024. See Note 5, Accounts receivable.

B)	Inventory – Management identified errors in the measurement and valuation of certain inventory balances at Agrosura S.A.S., primarily relating to agricultural supplies and coffee inventory, including errors in recorded quantities and the application of inventory costing methodologies. Management also identified a prior period error in the timing of recognition of certain costs associated with customer billings at Agrosura S.A.S. These matters resulted in misstatements in inventories and cost of sales in the previously issued 2024 financial statements. On a consolidated basis, the correction of these matters resulted in an increase in inventories of $157,449 as of December 31, 2024 and a reduction in cost of sales of $158,311 for the year then ended. See Note 6, Inventories.

GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated financial statements

December 31, 2025 and 2024

C)	Property, plant and equipment – During 2025, management determined that certain amounts recorded in property, plant and equipment by GCC Holdings LLC and GCC Trading LLC as of December 31, 2024, did not meet the applicable capitalization criteria and should not have been included in fixed assets. At GCC Holdings LLC, the adjustment related primarily to amounts recorded as the Juan Valdez Project and Buildings. The Juan Valdez Project balance of $807,901 was reclassified from property, plant and equipment, net to general and administrative expenses, including salary expense of $632,901 and advertising expense of $175,000. In addition, the constructions and buildings balance of $3,976,847 was removed from property, plant and equipment because it did not represent a capitalizable asset, with the offset reflected in the appropriate members’ capital account. Related depreciation previously recorded on that balance was reversed, including a $535 reduction in accumulated depreciation and the related depreciation expense. At GCC Trading LLC, the adjustment related primarily to Work in Progress of $116,750, which was removed from property, plant and equipment because the underlying costs did not qualify for capitalization. That amount was reclassified to consulting fees within general and administrative expenses, and related accumulated amortization of $16 and depreciation expense of $16 were reversed. On a consolidated basis, these corrections reduced property, plant and equipment by $4,901,483, reduced property, plant and equipment, net by $4,900,948, contributed to an increase in general and administrative expenses of $924,651 and a decrease in depreciation and amortization expense of $550 for the year ended December 31, 2024. See Note 7, Property, Plant and Equipment.

D)	Members’ capital – The aggregate effect of the foregoing corrections increased the previously reported net loss for 2024 by $7,113,602 and reduced total members’ capital by $7,113,602 as of December 31, 2024. As reflected in the accompanying statement of members’ equity, the restatement resulted in a decrease in Members’ Equity Share of $3,976,846, an increase in Accumulated Other Comprehensive Income (Loss) of $12,114, and a decrease in Retained Earnings of $3,148,869. In accordance with ASC 250, these corrections were reflected through the restatement of comparative 2024 balances and the related adjustment to opening members’ capital as of January 1, 2025. See the accompanying Consolidated Statements of Members’ Capital and Note 17, Members’ Capital.

E)	Effect of Restatement on the consolidated financial statements - The following tables summarize the effect of the restatement on selected line items in the Company’s consolidated balance sheet as of December 31, 2024, and consolidated statements of operations and comprehensive income for the year then ended.

Consolidated Balance Sheet

As of December 31, 2024

Assets	As Previously Reported	Adjustment	As Restated
Trade accounts receivable	$6,894,830	$(2,370,102)	$4,524,728
Inventories	$4,913,006	$157,449	$5,070,455
Property, plant and equipment, net	$61,585,062	$(4,900,948)	$56,684,114

Members’ Capital	As Previously Reported	Adjustment	As Restated
Members’ Equity Share	$88,139,733	$(3,976,846)	$84,162,887
Other Comprehensive Income (Loss)	(397,590)	12,114	(385,476)
Retained Earnings	5,003,504	(3,148,869)	1,854,635
Total members’ equity	$92,745,647	$(7,113,601)	$85,632,046

GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated financial statements

December 31, 2025 and 2024

Consolidated Statements of Operations and Comprehensive Income

For the year ended December 31, 2024

Net Sales and Cost of Sales	As Previously Reported	Adjustment	As Restated
Net sales	$36,665,662	$(2,383,079)	$34,282,583
Cost of sales	$(38,000,362)	$158,311	$(37,842,051)

Operating Expenses	As Previously Reported	Adjustment	As Restated
General and administrative expenses	$(4,132,604)	$(924,651)	$(5,057,255)
Depreciation and amortization	$(1,381,880)	$550	$(1,381,330)

3)	Risks and uncertainty:

A)	Concentrations of credit risk – The Company maintains cash deposits with financial institutions located in the United States that, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC) of $250,000. As of December 31, 2025 and 2024, the Company’s deposits held in financial institutions located in the United States exceeded the FDIC’s insured amount of $250,000 by approximately $202,000 and $1,076,000, respectively. The Company monitors the credit quality of this highly credited financial institution and believes it is not exposed to any significant credit risk with respect to these deposits. Also, cash deposits are held with reputable financial institutions in the Republic of Colombia, which are not insured, and management considers any credit exposure to be remote as the banks are highly rated international institutions.

The Company exposure to credit risk is limited due to the number of entities comprising trade accounts receivable and the outstanding balances generally have quick collection turnarounds.

B)	Market risk – Market risk for the Company comprises foreign currency risk and interest rate risk.

Foreign currency risk – Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates and exchange control regulations. Exposure to currency exchange rates arise from the Company’s use of overseas services. Most of the Company’s transactions outside of Colombia are carried out in U.S. dollars and, as such, management does not expect any material losses as a result of foreign currency risk.

Interest rate risk – The Company is subject to interest rate risk in respect of its cash and cash equivalents. The Company’s cash and cash equivalents deposited in a financial institution located in the Republic of Colombia accrued interest at an average rate of 6.49%. Management frequently monitors interest rates and does not anticipate any material losses.

GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated financial statements

December 31, 2025 and 2024

4)	Cash and cash equivalents:

As of December 31, 2025 and 2024, cash and cash equivalents are as follows:

Description	2025	2024
Cash	$992,719	$4,467,204
Cash equivalents	11,106	9,721

	$1,003,825	$4,476,925

5)	Accounts receivable:

As of December 31, 2025 and 2024, accounts receivable consists of the following:

Description	2025	2024 (As restated)
Trade receivables	$1,097,968	$4,524,728
Other receivables	87,878	239,826

	$1,185,846	$4,764,554

6)	Inventories:

As of December 31, 2025 and 2024, inventories consist of the following:

Description	2025	2024 (As restated)
Spare parts and accessories	$414,068	$453,877
Raw materials and supplies	1,882,860	310,281
Product in process	134,530	-
Finished coffee products	1,209,663	4,306,297

	$3,641,121	$5,070,455

Inventories do not have restrictions or encumbrances that limit their negotiation or realization. The inventory balances are represented in the main elements necessary to carry out the operation and the agricultural products harvested in the biological assets.

GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated financial statements

December 31, 2025 and 2024

7)	Property, plant and equipment:

Property, plant and equipment as of December 31, 2025 and 2024, consist of the following:

Description	Estimated useful lives in years	2025	2024 (As restated)
Land		$26,799,803	$26,617,204
Constructions in progress		2,426,062	2,886,003
Constructions and buildings	20-40	20,908,199	19,839,539
Machinery and equipment	8-15	7,454,207	5,827,219
Office equipment	5-10	215,937	72,796
Computer and communication equipment	3-5	1,838,554	1,742,276
Fleet and transport equipment	10-15	2,297,968	2,297,951
Depreciable crops	10-15	3,350,286	-

		65,291,016	59,282,988
Less: Accumulated depreciation and amortization		(4,473,103)	(2,598,874)

		$60,817,913	$56,684,114

8)	Intangible assets:

Intangible assets represent licenses and its related accumulated amortization. As of December 31, 2025 and 2024, are as follows:

Description	2025	2024
Licenses	$890,301	$795,191
Less: Accumulated amortization	(246,517)	(42,500)

	$643,784	$752,691

9)	Reconciliation of changes in biological assets carrying amount:

Following is a reconciliation of changes in the carrying amount of biological assets during the years ended December 31, 2025 and 2024:

Description	2025	2024
Fair value, beginning of year	$44,509,688	$32,748,248
Change in fair value	4,755,781	7,864,388
Acquisition and improvements of biological assets	2,973,306	5,174,134
Less: Harvest of biological assets	(771,813)	(1,269,055)
Less: Reclassification to Property, plant and equipment	(3,350,286)	-
Less: Amortization expense	(6,824)	(8,027)

Fair value, end of year	48,109,852	44,509,688
Less: Current portion of biological assets, net	(1,641,319)	(771,813)

Non-current portion of biological assets, net	$46,468,533	$43,737,875

GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated financial statements

December 31, 2025 and 2024

10)	Fair value biological assets:

During the years ended December 31, 2025 and 2024, the change in fair value of biological assets was $4,755,781 and $7,864,388, respectively, recognized in the accompanying consolidated statements of operations and comprehensive income.

11)	Accounts payable trade:

The Company’s accounts payable trade as of December 31, 2025 and 2024, are as follows:

Description	2025	2024
Coffee suppliers	$268,157	$106,450
Engineering and construction services	-	447,850
Raw Materials	57	74,973
Professional fees	283,739	102,754
SAP Consultancy	-	124,366
Other trade suppliers	-	451,889
Other accrued and operating payables	1,877,832	-

	$2,429,785	$1,308,282

12)	Other payable:

The Company’s other payable as of December 31, 2025 and 2024, are as follows:

Description	2025	2024
Taxes and related withholdings (VAT and other)	$51,970	$147,069
Other providers	199,307	89,625

	$251,277	$236,694

13)	Commercial loans payable:

As of December 31, 2025 and 2024, the Company has loans payable with third party commercial lenders of $13,380,226 and $20,951,422 bearing interest from 3.32% to 20.83% with principal and interest due up to 2029 and secured by equipment. As of December 31, 2025 and 2024, the current portion of bank loans due is $5,292,095 and $8,066,192, respectively.

14)	Seller financing:

As of December 31, 2025 and 2024, the Company has outstanding seller financing loans of $2,805,929 and $4,935,263, respectively, payable through 2026 and secured by land. The effective interest rates at December 31, 2025 and 2024, is from no interest to 6.00%. As of December 31, 2025 and 2024, the current portion of these loans is $2,805,929 and $2,392,834, respectively. The Company is currently renegotiating the terms of seller financing loans due in 2026.

GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated financial statements

December 31, 2025 and 2024

15)	Leases:

On March 24, 2025, the Company entered a noncancelable operating lease for office space with a lease term of 66 months commencing on May 1, 2025. The lease provides for initial annual base rent of $77,880, subject to contractual rent escalations, and includes a six-month rent abatement for the first six full months of the lease term. At lease commencement, the Company recognized a ROU asset and related operating lease liability of $333,955, representing the present value of future lease payments over the lease term. The Company did not elect the practical expedient to use a risk-free discount rate and instead applied an incremental borrowing rate of 7.22%; the monthly rate used in the amortization schedule was 0.5834027%. The lease also required a security deposit of $20,081, which is recorded separately and is not included in the measurement of the lease liability.

For the years ended December 31, 2025 and 2024, the component of the lease cost is as follows:

Description	Financial Statements Classification	2025	2024
Operating lease cost	General and administrative	$49,658	$-

Maturities of lease liability for the operating lease are as follows as of December 31, 2025:

Year ending December 31,	Amount
2026	$78,962
2027	80,584
2028	82,207
2029	83,829
2030	71,120

Total lease payments	396,702
Less: Imputed interest	(59,932)

Present value of operating lease liability	336,770
Less: Current portion	(57,660)

$279,110

As of December 31, 2025 and 2024, the remaining lease terms and discount rates for the Company’s operating lease are as follows:

Description	2025	2024
Remaining lease term in years	4.8 years	-

Discount rate	7.22%	-

GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated financial statements

December 31, 2025 and 2024

16)	Income tax:

There are no significant differences between the income tax and financial statements basis for the years ended December 31, 2025 and 2024.

As of December 31, 2025 and 2024, deferred tax asset (liability) components consist of the following:

Description	2025	2024
Deferred tax assets:
Net operating loss carryforward	$-	$-

Deferred tax liability:
Biological assets and property, plant and equipment revaluation gain	(5,715,766)	(4,064,342)

	$(5,715,766)	$(4,064,342)

17)	Members’ capital:

As of December 31, 2025 and 2024, the Company had shares issued and outstanding amounting to 125,809.81 and 111,751.39, respectively, with no par value.

18)	Supplemental disclosures for statements of cash flows:

A)	Non-cash financing transactions – During the years ended December 31, 2025 and 2024, investing and financing activities consisted of the following:

Description	2025	2024 (As restated)
Harvest of biological assets	$(771,813)	$(1,269,055)
Reclassification from Biological assets to Property, plant and equipment	$3,350,286	$-

B)	Other cash flows transactions – Total interest paid during the years ended December 31, 2025 and 2024, amounted to approximately $1,558,000 and $1,383,000, respectively. During the years ended December 31, 2025 and 2024, the Company did not make income tax payments.

19)	Reclassifications:

Certain reclassifications of balances have been made to December 31, 2024 consolidated financial statements to conform them to December 31, 2025 consolidated financial statements presentation for comparison purposes.

GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated financial statements

December 31, 2025 and 2024

20)	Subsequent events:

Management has evaluated subsequent events through April 24, 2026, the date the consolidated financial statements were available to be issued. On August 28, 2025, the shareholders of Green Coffee Company S.A.S., a consolidated subsidiary of the Company, authorized the subsidiary’s legal representative to negotiate and enter into a credit facility with the Institute for the Development of Antioquia (IDEA) in an aggregate amount of up to COP 35,892 million (approximately USD 10.0 million, based on the applicable exchange rate at the date of authorization). The proposed financing is intended to support working capital needs, including labor, coffee purchases, maintenance, and other operating production activities. In connection with the proposed financing, the shareholders also authorized the granting of certain collateral and the execution of related agreements and documents, which may include real property, machinery and equipment, and amendments to existing trust arrangements.

Management determined that this matter represents a nonrecognized subsequent event under ASC 855, Subsequent Events, because no legal obligation or funding had occurred as of December 31, 2025. Accordingly, no amounts related to this proposed financing have been recorded in the accompanying consolidated financial statements. The Company will recognize the financial statement effects of the transaction in the period in which the financing is formally executed, if consummated.